FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Business Report The fiscal year ended March 31, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 3, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

MITSUI & CO., LTD.

Business Report

The fiscal year ended March 31, 2009

April 1, 2008 to March 31, 2009

The 90th fiscal year of Mitsui & Co., Ltd.

Translated document

This report has been prepared in English solely for the convenience of foreign readers, based on the *Hokokusho* for Mitsui's 90th fiscal year. The original report in Japanese is definitive.

Terminology

In this translated report, the terms the "Company" or "Mitsui" refer to Mitsui & Co., Ltd.

From the President

On April 1, 2009 I was appointed the president and chief executive officer of Mitsui on April 1, 2009, and am pleased to bring you the Business Report for our 90th fiscal year, which ended on March 31, 2009.

For the fiscal year under review our performance was affected by the rapid slowdown in the global economy from the second half, and our results fell significantly year on year. Consolidated net income was ¥177.6 billion, while at the non-consolidated level we recorded a net loss of ¥80.3 billion.

Although an interim dividend of ¥25 per share has already been paid during the year, it is with regret that we are proposing not to pay a year-end dividend. This means that the full-year dividend will be ¥25 per share, a decrease of ¥21 per share from the previous year.

Concerted initiatives by governments and central banks around the world have resulted in improvement to certain economic indices, but there remain considerable causes for concern with regard to commodity price movements, weakness in capital markets and other areas, and we believe the tough economic environment seems likely to continue.

Based on our awareness that Mitsui’s internal control and compliance systems are not yet sufficient, we will continue with measures to improve and strengthen these aspects of our operations.

Our aim at Mitsui is to improve our earnings foundation and financial status, working as a group to overcome the current adverse environment and achieve further sustainable growth as a corporation that both contributes to and is trusted by society.

We sincerely thank you for your support.

Masami Iijima

President and Chief Executive Officer

June 2009

Note: In this translated report, the term “the Group” refers to “corporate organizations” as defined in Clause 2, Article 122 of the enforcement regulations of the Companies Act of Japan.

●	BUSINESS REPORT (April 1, 2008 to March 31, 2009)

●	TRENDS IN KEY CONSOLIDATED MANAGEMENT INDICES

(Billions of yen)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009
Gross profit	784.6	866.3	988.1	1,016.3
Operating income	247.7	282.8	374.8	394.7
Equity in earnings of associated companies	94.2	153.1	154.3	84.8
Net income	202.4	301.5	410.1	177.6

PART I: BUSINESS REVIEW

1. OPERATING ENVIRONMENT

An overview of the operating environment in the fiscal year under review is as follows.

THE GLOBAL ECONOMY

The operating environment, particularly in the automotive, housing and construction sectors, rapidly worsened since September last year due to the effects of the financial crisis which originated in the U.S. There was negative growth in the advanced nations, and growth slackened in emerging countries. The global economy slowed and trade stagnated.

Although the U.S. economy remained comparatively bullish until summer 2008, the chaos in the financial markets due to the sub-prime loan problem resulted in a wave of bankruptcies in September last year among financial institutions, including a certain major securities company, which triggered a rapid decline in share prices and a contraction of credit worldwide.

Europe was severely affected by the crisis in financial markets and economic conditions deteriorated, with a slowdown in trade among the European nations and an ongoing decline in levels of business investment.

In Asia, although the effects of the crisis were comparatively minor in financial terms, the economic growth rates gradually slowed down, due to a considerable decline in levels of exports from China to the U.S. and Europe.

Prices of internationally traded commodities, such as crude oil and non-ferrous metals, set new records in July last year but have since rapidly declined.

As sentiment for the outlook of the global economy rapidly worsened, governments and central banks around the world cut policy interest rates in an attempt to reduce levels of uncertainty in financial markets, and took concerted measures, such as purchasing government bond and injecting public funds into financial institutions.

JAPANESE ECONOMY

The Japanese economy slowed in the first half of the fiscal year due to the rapid rise in crude oil prices and other factors, and then rapidly worsened in the second half in the wake of the global financial crisis. Accompanying the considerable decline in exports, manufacturers reduced production and employment and reviewed their plans for business investment.

In response to these changes, the Japanese government took measures to stimulate the economy. In addition to the Bank of Japan lowering the policy interest rate in October and in December last year, the government supplied funds to markets by increasing its purchases of long-term government bonds and buying corporate bond. In foreign exchange, amid the increasing turbulence in financial markets, the yen rapidly strengthened against other currencies. As share prices around the world fell, the Nikkei Stock Average posted a new post-bubble low.

There are still many matters for concern, such as the trends of commodity prices and the fragile financial markets. The future of the global economy remains uncertain and we are aware of the need to continue to watch these trends carefully.

2. GROUP BUSINESS PROGRESS AND RESULTS

1.	OPERATING RESULTS, FINANCIAL CONDITION AND CASH FLOWS

(1)	BUSINESS PERFORMANCE OVERVIEW

Mitsui and its subsidiaries posted a considerably lower net income of ¥177.6 billion, ¥232.5 billion less than the ¥410.1 billion recorded in the previous fiscal year. In general, growth in business performance was steady until the second quarter of the fiscal year amid economic expansion driven by emerging nations; however, with the rapid deterioration of the global economy after the third quarter of last year, and as a result of a contraction in the volume of global trade due to a fall-off in demand – particularly among the advanced nations – all segments (with the exceptions of Energy and Asia Pacific) posted year-on-year declines in income. Consumer Service & IT and the Europe, Middle East and Africa segments recorded impairments to their real estate holdings, both in Japan and overseas. The Americas segment posted impairments against goodwill and fixed assets. Furthermore, due to stock market declines, several segments, including Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical, recorded impairment losses relating to marketable securities – chiefly the shares of listed companies. Losses on write-downs of holdings of listed shares of affiliated companies, including the Australian recycling company Sims Metal Management Limited (“Sims Ltd.”) and U.S. automobile dealer Penske Automotive Group Incorporated (“PAG Inc.”) were recorded in equity in earnings of associated companies–net (after income tax effect). Another reason for income being lower this fiscal year was the substantial one-off gain from the sale of assets in the previous fiscal year to March 31, 2008, amounting to approximately 93.0 billion yen in total (after tax). Return on Equity (“ROE”) in the fiscal year ended March 31, 2009 was 8.7%.

(2)	FINANCIAL CONDITION

Total assets as of March 31, 2009 were ¥8.4 trillion, a decrease of ¥1.1 trillion compared with March 31, 2008. The acceleration in the fall of commodity prices that occurred in the third quarter resulted in a ¥0.6 trillion decline in the amount of current assets. The total amount of investments and fixed assets declined by ¥0.5 trillion, due to the gathering pace of yen appreciation and stock market declines from the third quarter which offset both additional investment in Valepar S.A.* of Brazil (“Valepar”) and an expansion of investments in metal resources and energy. As of March 31, 2009, shareholders’ equity decreased ¥0.3 trillion to ¥1.9 trillion, with a slight increase in retained earnings offset by the impact of foreign exchange rates and stock prices. The Net Debt-to-Equity Ratio (“Net DER”) increased 0.07 of a point to 1.34 times.

*	Valepar is the holding company for a Brazilian mining company Campanhia Vale do Rio Doce S.A. (“Vale”).

(3)	CASH FLOWS

Net cash provided by operating activities for the fiscal year ended March 31, 2009 was ¥582.7 billion, reflecting operating income and an improvement in working capital, or the balance of in operating assets and liabilities. Net cash used in investment activities was ¥290.9 billion, as a result of expenditures for various investments in the Mineral & Metal Resources and Energy segments, and additional investments in Valepar. As a result, free cash flow, or sum of net cash provided by operating activities and net cash used in investment activities, for the fiscal year ended March 31, 2009 was a net inflow of ¥291.8 billion.

2	RESULTS OF OPERATIONS: Key Item from the consolidate income

●	GROSS PROFIT

Gross profit for the fiscal year ended March 31, 2009 was ¥1,016.3 billion, an increase of ¥28.2 billion from the previous fiscal year. This was due to the following factors. The Energy segment recorded substantially higher profit, which was mainly due to solid performances by oil and gas producing business and coal business, reflecting continuance of high prices in the market and increased production. The Mineral & Metal Resources segment also reported higher profit, reflecting higher iron ore prices. On the other hand, some segments recorded declining profits. The Consumer Service & IT segment suffered losses on write-down of inventories in the domestic residential home business as well as a slump in domestic business. Declines in the profits of the Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical segments reflected the global economic recession from the third quarter of 2008 onwards.

●	OPERATING INCOME

Operating income* for the fiscal year ended March 31, 2009 was ¥394.7 billion, an increase of ¥19.9 billion compared with the previous fiscal year. The increase in the provision for doubtful receivables due to the economic recession and the credit crunch was offset by growth in gross profit, noted above, resulting in the increase in operating income.

*	Operating income = [gross profit – selling, general and administrative expenses – provision for doubtful receivables]

●	EQUITY IN EARNINGS OF ASSOCIATED COMPANIES—NET (AFTER INCOME TAX EFFECT)

Equity in earnings of associated companies—net (after income tax effect) for the fiscal year ended March 31, 2009 was ¥84.8 billion, a decrease of ¥69.5 billion compared with the previous fiscal year. This was attributable to the following factors. Net earnings increased at Robe River Mining Company Pty. Ltd. (Australia); moreover, overseas power-producing businesses including IPM Eagle LLP (“IPM”) of the U.K. recorded comparatively higher net earnings this fiscal year due to mark-to-market evaluation losses on power supply contracts* in the previous fiscal year. On the other hand, the net earnings of copper mining company Compania Minera Dona Ines de Collahuasi SCM (Chile) (“Collahuasi”) were dragged down by falling copper prices and rising production costs. Although the rise in iron ore prices helped Valepar to increase earnings, this was offset by the drop in nickel prices and the appreciation of the Brazilian real against the U.S. dollar. Declines in the prices of shares of various listed associated companies, including Sims Ltd. and PAG Inc. resulted in considerable impairment losses.

*	We recorded mark-to-market evaluation losses, based on wholesale power market conditions, with respect to power contracts entered into for the purpose of fixing cash inflows from power sales.

●	NET INCOME

Net income for the fiscal year ended March 31, 2009 was ¥177.6 billion, a decrease of ¥232.5 billion compared with the previous fiscal year. In addition to the items mentioned above, factors contributing to this decrease include the following:

•      Loss on write-down of securities increased by ¥80.7 billion to ¥117.4 billion. This write-down was recorded due to the decline of Japanese and overseas equity markets during the fiscal year under review.

•      Gain on sales of securities decreased by ¥59.1 billion to ¥33.2 billion. Gains recorded during this period came from the sale of a trust beneficiary right with respect to Shiodome Building, and the sale of shares in Kyushu Oil Co., Ltd.

One reason for the comparatively lower gain on sale of securities this fiscal year was the major gain in the fiscal year ended March 31, 2008 from the transfer of a part of the Group’s stake in the Sakhalin II project in the Energy segment, and the sale of the Group’s stake in Empreendimentos Brasileiros de Mineracao S.A. (“EBM”) in Brazil in the Mineral & Metal Resources segment.

•      Impairment loss of goodwill increased by ¥16.6 billion to ¥18.6 billion as was recorded chiefly in the Americas segment due to revisions of business viability following the rapid deterioration in the business environment.

•      Impairment loss of long-lived assets increased by ¥13.4 billion to ¥37.8 billion. These losses consisted of a loss on property and equipment and mineral rights of the Vincent Oil Field in Australia due to decline of oil prices, and a loss on office building business in the U.K. reflecting severe condition of real estate market.

•      There was no income from discontinued operations—Net (after income tax effect) this fiscal year (¥71.0 billion of income in the previous fiscal year). The majority of the figure recorded during the previous year arose from a gain on the sale of the Group’s entire stake in Sesa Goa, and gain on the sale of the entire upstream gas and oil interests of Wandoo Petroleum Pty Limited (Australia).

3	RESULTS BY OPERATING SEGMENT

●	Iron & Steel Products: Net loss for the fiscal year ended March 31, 2009 was ¥4.8 billion, a decrease of ¥25.0 billion compared with net income of ¥20.2 billion in the previous fiscal year. Until the second quarter, under tight market conditions, overall sales of steel products in Japan were robust, but from the third quarter onwards the effects of the economic recession and the credit crunch began to be felt. During the fourth quarter, both trading volume and prices fell substantially due to declining demand. In addition to losses from the write-down of inventory of the segment’s wholesale subsidiary in Singapore Regency Steel Asia Pte. Ltd., losses on write-down of securities, including holdings of shares in Nippon Steel Corporation, in total ¥13.3 billion.

●	Mineral & Metal Resources: Net income for the fiscal year ended March 31, 2009 decreased substantially by ¥87.0 billion to ¥90.0 billion. Gross profit from iron ore production businesses increased due to the rise in iron ore prices, despite a considerable decline in sales volume from the third quarter onwards brought about by the economic slowdown. On the other hand, falls in the prices of copper and nickel and other factors forced down profits at Collahuasi and Valepar. Accompanying the drop in stock prices were (after tax) impairment losses of ¥28.0 billion on the shares in Sims Ltd. Another reason for the comparatively lower net income for the period to March 31, 2009 was the exceptionally high net income in the previous fiscal year ended March 31, 2008 due to the ¥55.2 billion of income (after tax) from the sale of the Group’s entire stake of Sesa Goa, as well as income from other recycling initiatives, such as the sale of shares in EBM and Toho Titanium Co. Ltd. (Japan).

●

Machinery & Infrastructure Projects: Net income for the fiscal year ended March 31, 2009 was ¥21.8 billion, a decrease of ¥12.6 billion. Earnings from automobile and shipping-related business declined due to a drop-off in demand as a result of the economic recession and credit contraction. In addition to lower earnings from various infrastructure projects and rolling stock leasing, there were losses on write-downs of shareholdings in PAG Inc., Yamaha Motor Co., Ltd. (Japan) and other companies following declines in their share prices.

●

Chemical: Net loss for the fiscal year ended March 31, 2009 was ¥10.2 billion, a decrease of ¥28.5 billion compared with net income of ¥18.3 billion in the previous fiscal year. Although earnings from ammonia- and methanol-related business grew soundly until the second quarter, supported by favorable market conditions and increased sales volume, earnings from other products generally declined due to a global contraction in demand and falls in prices. Furthermore, net income was further lowered by ¥30.0 billion in write-downs of securities, including shares in Mitsui Chemicals, Inc.

●

Energy: Net income for the fiscal year ended March 31, 2009 was ¥153.3 billion, an increase of ¥29.2 billion. In addition to higher levels of earnings from the oil and gas production businesses reflecting the rise in oil prices, there were also contributions from higher earnings from Australian coal-mining businesses, supported by rising coal prices. Higher production volume from the Tui oil field in New Zealand also contributed to earnings. By contrast, losses were recorded from impairment of property and equipment and mineral rights of the Vincent Oil Field in Australia reflecting the fall in oil prices. In addition, there were increased expenses, mainly from exploration costs and the cost of salvaging oil production facilities in the Gulf of Mexico due to hurricane damage.

●

Foods & Retail: Net income for the fiscal year ended March 31, 2009 was ¥1.5 billion, a decrease of ¥8.9 billion. Raw materials businesses resulted positively until the second quarter due to soaring cereal prices. Although distribution and retail-related businesses continued to apply cost-cutting measures, they faced rapid rises in the price of crude oil and raw materials until the second quarter, and then from the third quarter onwards suffered from stagnating consumption levels due to the economic recession. Losses on write-downs of securities was recorded due to the falls in stock market.

●

Consumer Service & IT: Net loss for the fiscal year ended March 31, 2009 was ¥31.4 billion, a decrease of ¥43.4 billion compared with net income of ¥12.0 billion in the previous fiscal year. In addition to lower sales and losses on write-downs of inventories in the residential condominium business due to lower prices, domestic consumer-oriented businesses in general performed poorly. Although a total of ¥16.2 billion was raised through the sale of securities, in particular the sale of a trust beneficiary right with respect to Shiodome Building, this was offset by losses recorded on the write-down of securities.

●

Logistics & Financial Markets: Net loss for the fiscal year ended March 31, 2009 was ¥14.5 billion, a decrease of ¥22.0 billion compared with net income of ¥7.5 billion in the previous fiscal year. The segment’s businesses in financial markets were affected by the financial crisis and the contraction of credit. One reason for the comparatively lower earnings this fiscal year was the sale of securities in the previous fiscal period. Another factor was lower earnings from associated leasing companies, as well as equity in losses from investments due to the fall in share prices.

●

Americas: Net loss for the fiscal year ended March 31, 2009 was ¥7.1 billion, a decrease of ¥12.1 billion compared with net income of ¥5.0 billion in the previous fiscal year. Earnings increased at Novus International Inc., a U.S. subsidiary that manufactures and sells animal feed additives, due to higher sales volumes and higher prices, supported by strong global demand for feed additives. Although demand stagnated from the third quarter onwards due to the economic recession and uncertainty in credit of customers sources, steel products businesses showed steady performance. On the other hand, there was a goodwill impairment of ¥13.6 billion, mainly at the subsidiaries of Mitsui & Co. (U.S.A.), as well as losses on the write-down of securities due to the fall in share prices.

●

Europe, the Middle East and Africa: Net loss for the fiscal year ended March 31, 2009 was ¥11.5 billion, a decrease of ¥16.5 billion compared with net income of ¥5.0 billion in the previous fiscal year. In addition to lower earnings by chemical products-related businesses due to falling prices and declining sales, the segment’s real estate subsidiary MBK Real Estate Europe Limited recorded an impairment loss on office building business in the U.K. in the wake of a fall in real estate prices.

●

Asia Pacific: Net income for the fiscal year ended March 31, 2009 was ¥30.6 billion, an increase of ¥8.1 billion. Despite lower earnings from chemicals due to falling prices and declining sales, results in this segment were boosted by an increase in earnings from minority interests in Australian iron ore ventures and coal-producing subsidiaries.

4	FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheet

Total assets as of March 31, 2009 were ¥8,364.2 billion, a decrease of ¥1,173.6 billion from March 31, 2008.

Current assets were 4,419.1 billion, a decrease of ¥639.0 billion from March 31, 2008. Sales in Iron & Steel Products, Chemicals and Energy, and sales in the Americas decreased ¥893.9 billion due to a decrease in trading and a sluggish market for crude oil and other commodities. However, ensuring sufficient liquidity in response to the financial crisis, cash and cash equivalents increased ¥248.5 billion. Current liabilities were ¥2,792.5 billion, a decrease of ¥649.1 billion as a result of decreases in accounts payable and other items following the decrease in sales and other factors as noted above. As a result, working capital, which is current assets minus current liabilities, increased ¥10.1 billion to ¥1,626.6 billion, and the current ratio increased 11 percentage points to 158%.

●

Total non-current assets (namely, investments and non-current receivables, property and equipment - at cost, etc.) were ¥3,945.1 billion, a decrease of ¥534.7 billion. The decrease was the result of a drop in stock market prices and a rapid acceleration of the strength of the yen, which offset investments made mainly in Mineral Resources and Energy. A breakdown of principal items is as follows.

•

Total investments and non-current receivables as of March 31, 2009 were ¥2,866.4 billion, a decrease of ¥370.9 billion. Within this category, investments in and advances to associated companies totaled ¥1,275.5 billion, a decrease of ¥57.5 billion. Major expenditures for the fiscal year under review included an additional investment of ¥78.4 billion in Valepar, ¥23.0 billion for further acquisition of shares in Sims Ltd. and ¥14.0 billion for further acquisition of shares in Multigrain AG, a Brazilian agriculture commodities and trade company. Despite this, total investments and non-current receivables were lower than the previous fiscal year largely due to the strong yen. Other investments were ¥957.2 billion, a decrease of ¥324.3 billion. This was the result of recording a total loss on write-down of securities of ¥117.4 billion in addition to a total decrease of ¥143.5 billion in unrealized holding gains and losses on marketable securities, in comparison to the previous fiscal year, following a drop in share prices.

•

Property and equipment—at cost as of March 31, 2009 was ¥946.3 billion, a decrease of ¥70.0 billion due to the strong yen and despite increases from the development and expansion of the coal and iron ore businesses in Australia.

●

Long-term debt, less current maturities as of March 31, 2009 was ¥2,841.3 billion, a decrease of ¥103.1 billion. This decrease was primarily due to decreases at Mitsui & Co. (U.S.A.), Inc. and domestic and foreign financial subsidiaries.

●

Shareholders’ equity as of March 31, 2009 was ¥1,881.7 billion, a decrease of ¥302.0 billion. This decrease occurred despite a ¥90.2 billion increase in retained earnings and was primarily due to a ¥249.4 billion decrease in the foreign currency translation adjustment account due to the depreciation of the Australian dollar, the Brazilian real and the U.S. dollar against the yen as well as a ¥96.2 billion decrease in unrealized holding gains on available-for-sale securities following a drop in share prices. As a result, the ratio of shareholders’ equity to total assets as of March 31, 2009 was 22.5%, 0.4 points lower than the 22.9% figure as of March 31, 2008. Net interest-bearing debt (interest-bearing debt minus cash and cash equivalents and time deposits) as of March 31, 2009 was ¥2,515.1 billion, a decrease of ¥258.9 billion compared to March 31, 2008.

5	CASH FLOWS : Key item from the consolidated cash flows

CASH FLOWS FROM OPERATING ACTIVITIES

Net cash provided by operating activities for the fiscal year ended March 31, 2009 was ¥582.7 billion, an increase of ¥166.9 billion from the ¥415.8 billion of the previous year. In addition to operating income of ¥394.7 billion, cash inflows included ¥69.9 billion from improvements of working capital due to significant deterioration of the commodity markets in the third quarter of this consolidated fiscal year.

Contrary to the increase of net cash provided by operating activities, net income decreased ¥232.5 billion compared to the previous fiscal year. One of the primary factors that led to the decrease was one-time losses from non-cash items.

CASH FLOWS FROM INVESTMENT ACTIVITIES

Net cash used in investment activities for the fiscal year ended March 31, 2009 was ¥290.9 billion. The primary factors contributing to this outcome were:

•

The net outflow of cash that corresponded to investments in and advances to associated companies were ¥131.6 billion. Primary outflows included ¥78.4 billion in additional investment in Valepar, ¥23.0 billion for further acquisition of shares in Sims Ltd. and ¥14.0 billion for further acquisition of shares in Multigrain AG. Primary inflows included an increase of ¥23.1 billion from redemption of preferred securities of IPM Eagle (after deduction of additional purchase of the securities therein).

•

The net inflows of cash that corresponded to other investments provided a cash inflow of ¥47.2 billion. Primary inflows included ¥14.7 billion from the sale of the a trust beneficiary right with respect to Shiodome Building.

•

The net outflow of cash that corresponded to property leased to others and property and equipment was ¥219.1 billion. Primary outflows included ¥127.7 billion related to iron ore mining business in Australia and development of the energy business as well as ¥26.8 billion for the lease of rolling stock.

As a result, free cash flow, or sum of cash flows from operating activities and cash flows from investment activities, was positive of ¥291.8 billion.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash outflow from financing activities was ¥9.8 billion. During this consolidated fiscal year there was cash inflow of ¥51.6 from the borrowing of long-term debt primarily for the Company and cash outflow of ¥101.7 billion for the payment of dividends and others.

3. PROGRESS ON MEDIUM-TERM MANAGEMENT OUTLOOK

1	OVERVIEW

●

We announced our Medium-Term Management Outlook in May 2006, based on a company-wide consideration of the kind of business models that we should seek to develop over the next three to five years, namely the period of 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and innovation and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

●	The four key strategies of the Medium-Term Management Outlook are:

(i)	Development of strategic business portfolio

(ii)	Evolution of business models leveraging business engineering capabilities

(iii)	Implementation of global strategies

(iv)	Reinforcing the management framework to support growth

Of these strategies, the development of a strategic business portfolio is the most directly connected to our business results, financial position and cash flow for the fiscal year ended March 31, 2009, and we are implementing the following policies with regard to this strategy.

We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

●

Under the coordination of the Portfolio Management Committee, we will further refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, in addition to a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

●	Quantitative image 3-5 years ahead (2009-2011) in the Medium-Term Management Outlook

Looking ahead towards 2009-2011, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, by implementing the four key strategies of the Medium-Term Management Outlook, we aim to achieve optimal allocation of the Group’s business resources, and as of May 2006 envisaged achieving the parameters over the next three to five years as illustrated in the chart on the right.

Note:	Our perception of the current economic environment differs from our perception as of 2006, but there is no change to the business models that we should aim to pursue or the policies for pursuing them. Accordingly, based on this medium-term plan, we have outlined our awareness of the progress on key issues in the fiscal year under review and formulated our plan for the year ending March 31, 2010.

2	PROGRESS ON KEY ISSUES IN MEDIUM-TERM MANAGEMENT OUTLOOK

(1)	Development of strategic business portfolio

The operating environment facing the company is characterized by economic recession and credit crunch. Nevertheless, we have decided to leverage the sense of crisis and view this operating environment as an opportunity to accelerate progress in the various issues mentioned in the Medium-term Management Outlook.

Particularly, with the objective of laying the groundwork for consistently achieving positive free cash flow, which is noted in the Medium-term Management Outlook as the cornerstone of our cash flow management, we have started, on a company-wide basis, to improve the efficiency of working capital, pursue divestitures of non-core assets, and be even stricter in our investment discipline. As a result, free cash flow for the fiscal year ended March 31, 2009 was a substantially positive figure of ¥291.8 billion.

1. Progress on investment plans and key policies in each business area

In the fiscal year ended March 31, 2009, we projected that we would execute new investments and loans totaling ¥700.0 billion, a continued high level of investment and loan expenditure, as well as asset divestitures totaling ¥270.0 billion. However, as a result of our initiatives to achieve even stricter investment discipline, ultimately our investment and loan expenditure only came to ¥520.0 billion. Furthermore, although we sought to divest non-core assets, the economic recession and credit crunch led to declines in the market value of assets, and as a result we recovered only ¥190.0 billion from divestitures.

We made the following progress in each of the four business areas presented in our Medium-Term Management Outlook.

1.	MINERAL RESOURCES & ENERGY BUSINESS AREA

We continuously focused on large-scale projects already under development as well as expansion of existing projects, based on the projection that demand will increase over the medium to long-term, even though it is temporarily declining at present as a result of the economic downturn. In the Sakhalin II project, following on from the commencement of full-year production of oil in December 2008, operation of the LNG plant began in March 2009. The accumulated amounts of investment and loans associated with this project was approximately ¥227.0 billion as of the end of March 2009, partly reflecting expenditure of ¥15.3 billion for completion of the LNG plant. Repair work on wells in the Enfield oil field in Australia was completed in July 2008, and development work was completed and production commenced at the adjacent Vincent oil field in August 2008. The total investment in production facilities in the oil and gas business, including at these two oil fields, amounted to ¥71.1 billion. In the Northwest Shelf LNG project in Western Australia, the fifth train commenced production in September 2008. In July 2008, we made an additional investment of ¥78.4 billion in Valepar, which has controlling interest at Vale in Brazil, for the purpose of increasing capital at Vale so that the company could increase its iron ore and non-ferrous metal production capacity. We invested ¥42.4 billion and ¥14.2 billion, respectively, in Australian iron ore and coal mining businesses, as part of our plan to increase production capacity.

Sakhalin II project, Russia

We also invested ¥23.0 billion to acquire additional shares in metal recycler Sims Metal Management, Inc. during August and September 2008, with the objective of focusing on investment in the metal recycling business.

In a new project, we invested ¥5.1 billion to acquire uranium-mining interests in Australia, our first uranium interests, in October 2008.

2.	GLOBAL MARKETING NETWORKS BUSINESS AREA

We took further steps to strengthen our multi-functional global operating network in the growth region of Asia and the strategic business area of automotives.

The Automotive Strategy Department, established in the previous fiscal year, started to pursue a variety of initiatives along the automobile value chain, in areas ranging from parts procurement through retail financing, leveraging our comprehensive Group strengths through cooperation among multiple business units.

3.	CONSUMER SERVICES BUSINESS AREA

We are continuing to build our operations in promising new business domains. In Foods & Retail, we continued to take measures to improve the performance and competitiveness of domestic businesses such as MITSUI FOODS CO., LTD. (Japan), while proceeding with investments to secure overseas food sources. In August 2008, we increased our stake in Synlait Limited, a dairy farm operator and dairy product producer in New Zealand, making it an associated company accounted for by the equity method. And in October 2008, we made an additional investment of ¥14.0 billion in Multigrain AG for the purpose of increasing capital at Multigrain. In the area of divestitures, we sold a trust beneficiary right with respect to Shiodome Building Project for ¥14.7 billion.

4.	INFRASTRUCTURE PROJECTS BUSINESS AREA

Our efforts were directed at selectively investing in superior project opportunities in priority areas. In June 2008, we agreed to start deepwater drilling services with an ultra-deepwater drillship, in partnership with Petroleo Brasileiro S.A. (“Petrobras”), the state-owned oil company of Brazil. In July 2008, we acquired Mexican water and wastewater treatment company Atlatec Holdings, S.A. de C.V., jointly with Toyo Engineering Corporation (Japan), our associated company to make it a basis to expand on water treatment business. In October 2008, we commenced operation of a large combined-cycle power plant fueled by natural gas in Ontario, Canada.

Power plant in Ontario
In the area of divestitures, we redeemed preferred shares in IPM Eagle LLP (U.K.) for ¥23.1 billion (net of an additional contribution made to increase the capital of IPM).

2. Continuous review of business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business unit’s strategic portfolio development, including asset recycling, referring to key performance indicators at subsidiaries, associated companies and other investments, as well as Mitsui’s guidelines for investment in and withdrawal from business operations. We also focused on and continued companywide re-allocation of human resources. Furthermore, following on from the previous fiscal year, during which we created new divisions in automotive-related and medical and healthcare businesses, in the fiscal year under review we established dedicated divisions to pursue both agri-food business and solar business, as part of our drive to implement a consistent strategy in each prioritized business area.

(2)	Evolution of our new business models leveraging business engineering capabilities

In the consumer-oriented service business, in January 2009 we commenced operation, through a wholly owned subsidiary, of a car-sharing business, in which participating members share the same cars in the Tokyo Metropolitan Region.

In the recycling business, we intend to contribute to find industrial solutions to environmental problems through our investment in Austalian metal recycler Sims Metal Management, Inc.

We are also pursuing other environmental business, such as biodiesel distribution business in Europe and the United States and bioethanol production business in the United States.

Car sharing business

(3)	Implementation of global strategy

Based on our system of having three overseas regional headquarters—in the Americas, Europe, the Middle East and Africa, and Asia Pacific—we intend to steadily pursue global business, by stepping up our business activities grounded in the regions in which we operate and seek inter-regional collaboration. At present, as the first step in this policy, we are pursuing the development and enhancement of a shared, region-wide HR system for each region, and seeking to develop our personnel throughout our global network through initiatives such as the secondment of staff hired outside Japan to our head office.

(4)	Reinforcing the management framework to support growth

We have been endeavoring to enhance our internal control framework, based on the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”). However, it was discovered that certain trades were recorded inaccurately as sales, as they had no underlying trades in reality. As a result, we intend to work to strengthen our internal controls by seeking again to ensure thorough compliance awareness and strengthening controls on business processes within the Group.

4. OUTLINE OF FINANCING AND CAPITAL EXPENDITURE

1	FINANCING

Mitsui’s basic policy is to secure appropriate liquidity necessary for business activities and maintain financial strength and stability. We procure financing primarily in the form of long-term funds with a maturity of around 10 years, through long-term borrowing from insurance companies, banks and other financial institutions, issuing of corporate bonds, and other means. For major projects and other such activities we also secure borrowing from government-related financial institutions or utilize project financing.

In principle, wholly owned subsidiaries do not procure funds from life and casualty insurance companies, banks and other sources outside the Group. A Cash Management Service has been launched through which wholly owned subsidiaries procure funds from locations within the Group such as international and domestic financial subsidiaries and overseas offices. We are also promoting the unification of procured funds and efficient use of funds.

As of March 31, 2009, interest-bearing debt decreased ¥17.0 billion compared to the previous fiscal year to ¥3,668.6 billion, and net interest-bearing debt (after deduction of cash and cash equivalents) decreased ¥258.9 billion over the same period to ¥2,515.1 billion. Of interest-bearing debt, approximately 86% has been procured at Mitsui and affiliated financial entities. While remaining watchful of price trends, the economic environment and other economic indicators, we are striving to achieve a steady procurement of funds.

During the year under review domestic straight bonds were issued for a total of ¥20.0 billion (redemption date: May 30, 2018) in addition to ¥270.5 billion of long-term debt procured from life and casualty insurance companies, banks, etc. Additionally, long-term debt, and commercial paper and medium-term notes, were issued at our overseas offices and subsidiaries, and domestic financial subsidiaries.

2	CAPITAL EXPENDITURE

For more information on capital expenditure during the consolidated fiscal year under review, please see FINANCIAL CONDITION OF THE GROUP: Key items from the consolidated balance sheet on pages 10-11 and PROGRESS ON KEY POLICIES IN MEDIUM-TERM MANAGEMENT OUTLOOK, Section (1), Development of strategic business portfolio, on pages 14-17 of this report.

5. TRENDS IN VALUE OF GROUP ASSETS AND PROFITABILITY

1	TRENDS IN VALUE OF ASSETS AND OPERATING RESULTS (CONSOLIDATED)

(Millions of Yen, Except Net Income per Share)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009
Total Trading Transactions	¥14,796,535	¥15,271,649	¥17,009,056	¥15,347,925
Gross Profit	784,564	866,291	988,077	1,016,306
Net Income	202,409	301,502	410,061	177,607
Net Income per Share (Yen)	126.26	174.26	227.20	97.59
Net Assets	1,677,907	2,110,279	2,183,660	1,881,663
Total Assets	8,573,578	9,813,312	9,537,829	8,364,243

Notes:

1.	The figures shown in this table have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Total Trading Transactions is a voluntary disclosure and represents the gross transaction volume of the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively “the companies”) act as principal and transactions in which the companies serve as agent. The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

2.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are rounded.

2	TRENDS IN VALUE OF COMPANY ASSETS AND PROFITABILITY (NON-CONSOLIDATED)

(Millions of Yen, Except Net Income (Loss) per Share)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009
Sales	¥11,378,886	¥11,407,301	¥12,291,218	¥11,130,100
Net Income (loss)	74,484	118,588	157,905	(80,329)
Net Income (loss) per Share (Yen)	46.31	68.53	87.47	(44.13)
Net Assets	1,091,007	1,233,398	1,231,061	1,014,121
Total Assets	4,962,510	5,369,989	5,231,618	4,665,056

Notes:

1.	Net Income per Share was computed based on the average number of shares outstanding during the fiscal year.

2.

Beginning with the 88th fiscal year, the Company has applied ‘Accounting Standards for Bonuses to Directors’, ‘Accounting Standards Presentation of Shareholders’ Equity’, ‘Accounting Standard Relating to Business Combinations’ and ‘Accounting Standard Relating to Business Separation’.

3.	Beginning with the current fiscal year, the Company has applied ‘Accounting Standard for Measurement of Inventories’ and ‘Accounting Standard for Lease Transactions’. For further detail, please see the notes related to Changes to Accounting Policy.

4.	Figures less than ¥1 million and figures less than ¥1/100 (in the case of Net Income per Share) are truncated.

6. KEY ISSUES TO ADDRESS

1	MANAGEMENT PLAN THROUGH MARCH 2010

For the year ending March 2010, we are optimizing our strategic business portfolio and pursuing other measures under the four key strategies outlined in our Medium-Term Management Outlook. Mitsui Group is capitalizing on opportunities in this challenging economic environment to strengthen our foothold towards the future while actively exploring good investment opportunities in the Mineral Resources & Energy area and opportunities aimed at strengthening our revenue base in other business areas.

Forecast results for the year ending March 2010 is as follows.

(Billions of yen)

	Forecast for FY ending March 31, 2010	FY ended March 31, 2009	Change
Gross profit	665.0	1,016.3	(351.3)
Operating income	95.0	394.7	(299.7)
Equity in earnings of associated companies	75.0	84.8	(9.8)
Net income	120.0	177.6	(57.6)

*Note:

1. Based on Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements”, there will be changes to the presentation of the statement of consolidated income for the fiscal year ended March 31, 2010. However, the above table has been adjusted to the former style in consideration of the comparability.

2. The forecasts figures assume the following conditions:

Exchange rate: ¥95 to US$1 (an increase of ¥6 in the strength of the yen compared to the previous consolidated fiscal year) and Crude oil: US$49 per barrel (a decrease of US$52 per barrel compared to the previous consolidated fiscal year)

We project total investments and loans of ¥360.0 billion in the fiscal year ending March 31, 2010. Of this we forecast expenditures of ¥120.0 billion primarily related to the development of existing businesses in the Mineral Resources & Energy area, ¥70.0 to ¥100.0 billion to the Global Marketing Networks area, ¥10.0 to ¥20.0 billion to Consumer Services area and ¥140.0 billion to Infrastructure area. Conversely, we project an inflow of about ¥120.0 billion from asset divestitures. We expect free cash flow to be broadly neutral or slightly positive, as we are anticipating cash inflow from operating activities, and will continue to work towards establishing a positive free cash flow structure.

2	IRREGULAR TRANSACTIONS WITHIN THE COMPANY AND PREVENTATIVE

During the consolidated fiscal year, it was discovered that a business division of Kyushu Branch had been involved in circular transactions that included certain fictitious transactions of certain agriculture-related materials in the local market. Additionally, in April 2009 it was discovered that the a large part of Indonesia and other South East Asian countries-bound overseas trading transactions conducted by a business division of Performance Chemicals Business Unit was recorded inaccurately as purchase and sales transactions while in fact they had no underlying trade.

The Mitsui Group considers sufficient compliance and internal control as a matter of the utmost importance but recognizes their shortfall and therefore more actively working towards enhancing its internal controls and compliance as a part of strengthening our management structure to support growth, one of the key strategies of Mid-Term Management Outlook. In recognition of these events, the President & CEO reemphasized compliance among all employees throughout all of Mitsui & Co. to prevent the recurrence of similar events. We will immediately implement more thorough on-site management, enhanced control of business-processes and promotion of the flexible use of human resources.

PART II: CORPORATE OUTLINE

1. PRINCIPAL GROUP BUSINESS (AS OF MARCH 31, 2009)

The Group is engaged in its business through the product segments comprised of the business units of the Head Office and the regional segments comprised of overseas offices, subsidiaries. Along with its domestic and overseas subsidiaries and associated companies, the Group is engaged in the sale, import, export, international trading and manufacturing of various products from the Iron and Steel Products, Iron and Steel Raw Materials and Non-Ferrous Metals, Machinery and Infrastructure Projects, Chemicals, Energy, Foods and Retail, and the Lifestyle, Consumer Service and Information, Electronics and Telecommunication business areas. The Mitsui Group also provides a diversified range of services including transport and financial services in addition to the development of natural resources and investment in operations.

2. PRINCIPAL GROUP OFFICES (AS OF MARCH 31, 2009)

Mitsui has 11 domestic offices and branches in Japan in addition to the Head Office, and 142 branches and trading subsidiaries overseas, including the principal entities outlined below.

• Domestic:	Head Office	Chiyoda-ku, Tokyo

	Offices and Branches	Sapporo Office, Tohoku Office (Sendai), Nagoya Office,

Osaka Office, Hiroshima Office, Fukuoka Office, Niigata

Branch, Hokuriku Branch (Toyama), Takamatsu Branch

• Overseas:	Trading Subsidiaries	Mitsui & Co. (U.S.A.), Inc.

Mitsui & Co. Europe Holdings PLC (United Kingdom)

Mitsui & Co., (Asia Pacific) Pte. Ltd. (Singapore)

Note: For information regarding the overseas offices, subsidiaries and other companies, including the above-listed entities and important subsidiaries and associated companies, please refer to page 23 - 24 of this document.

3. SHARES OF MITSUI & CO., LTD. (AS OF MARCH 31, 2009)

• Number of shares authorized:	2,500,000,000 shares

• Number of shares outstanding:	1,824,928,240 shares (including 3,551,503 treasury shares)

• Number of shareholders:	130,019 shareholders

Pursuant to the resolution at the meeting of the Board of Directors on February 25, 2009, we changed the number of shares constituting one unit from 1,000 shares to 100 shares effective on April 1, 2009.

4. PRINCIPAL SHAREHOLDERS (AS OF MARCH 31, 2009)

Name of Shareholder	Investment in Mitsui & Co., Ltd.
	Number of shares (thousands)	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (trust account)	164,802	9.03
Japan Trustee Services Bank, Ltd. (trust account)	156,649	8.58
Japan Trustee Services Bank, Ltd. (trust account 4G)	107,404	5.88
Sumitomo Mitsui Banking Corporation	38,500	2.10
Nippon Life Insurance Company	35,070	1.92
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.68
The Bank of Tokyo-Mitsubishi UFJ	30,375	1.66

Note: In thousands of shares, rounded down

5. EMPLOYEES

Operating segment	Total Number of Company and Subsidiary Employees		Total Number of Company Employees
	As of March 31, 2009	As of March 31, 2008	As of March 31, 2009	As of March 31, 2008
Iron & Steel Products	2,282	2,255	387	377
Mineral & Metal Resources	570	757	207	207
Machinery & Infrastructure Projects	10,227	9,717	766	734
Chemical	2,752	3,489	669	687
Energy	1,360	1,633	359	335
Foods & Retail	5,673	6,008	361	402
Consumer Service & IT	4,505	4,540	733	814
Logistics & Financial Markets	1,445	1,177	272	256
(Corporate Staff Divisions)	1,826	1,793	1,344	1,289
Americas	5,544	4,297	219	212
Europe, the Middle East and Africa	1,342	1,299	210	205
Asia Pacific	2,338	2,196	359	351

Total (Compared Year ended Mar. 31, 2008)	39,864 (+703)	39,161	5,886 (+17)	5,869

Notes:

1.	The above employee figures do not include temporary staff, seconded or part-time staff.

2.	Figures for the Total Number of Company and Subsidiary Employees of Machinery & Infrastructure Projects as of March 31, 2008 have been revised as the number had included temporary employees at certain consolidated subsidiaries.

6. PRINCIPAL SOURCES OF BORROWINGS (AS OF MARCH 31, 2009)

Unit: Millions of yen, rounded down

Source of Borrowings	Amount Borrowed by the Company
Meiji Yasuda Life Insurance Company	221,500
Nippon Life Insurance Company	188,000
The Dai-Ichi Mutual Life Insurance Company	176,000
Mitsui Life Insurance Company, Limited	160,000
Sumitomo Life Insurance Company	138,000
National Mutual Insurance Federation of Agricultural Cooperatives	85,000
Sumitomo Mitsui Banking Corporation	66,878

Japan Finance Corporation	126,509

7. PRINCIPAL SUBSIDIARIES

1	PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (AS OF MARCH 31, 2009)

Subsidiary(S)/ Affiliate company(A)	Operating Segment	Capital	Percentage owned by Mitsui & Co., Ltd.	Main Business
Mitsui & Co. Steel Ltd. (JAPAN) (S)	Iron & Steel Products	¥2,400 million	100	Sales of architectural, lumber and building materials

Mitsui Iron Ore Development Pty. Ltd. (Australia) (S)	Mineral & Metal Resources	A$20,000 thousand	100 (20)	Production and marketing of Australian iron ore

Valepar S.A. (Brazil) (A)	Mineral & Metal Resources	Real 7,258,855 thousand	18.2	Investments in Brazilian natural resources company Vale

Mitsui Automotive Europe B. V. (Netherlands) (S)	Machinery & Infrastructure Projects	Euro 65,580 thousand	100 (40)	Investments in automobile businesses and automobile trade

IPM Eagle LLP(United Kingdom) (A)	Machinery & Infrastructure Projects	US$752,090 thousand	30 (30)	Investments in power generation business

Japan-Arabia Menthol Company Ltd. (JAPAN) (S)	Chemical	¥5,000 million	55	Investments in, and product sales of methanol producing businesses in Saudi Arabian

Mitsui Sakhalin Holdings B.V. (Netherlands) (S)	Energy	US$1,891,539 thousand	100	Investment in Sakhalin Energy Investment

Mitsui Oil Exploration Co., Ltd. (JAPAN) (S)	Energy	¥33,133 million	53.0	Exploration, development and sale of oil and natural gas resources

Japan Australia LNG (MIMI) Pty. Ltd. (Australia) (A)	Energy	A$369,050 thousand	50 (50)	Exploration, development and marketing of oil and natural gas

MITSUI FOODS CO., LTD.(JAPAN) (S)	Food & Retail	¥12,031 million	99.9	Wholesale of food products

MIKUNI COCA COLA BOTTLING CO., LTD.(JAPAN) (A)	Food & Retail	¥5,407 million	35.7	Production and sale of soft drinks

Mitsui Knowledge Industry Co., Ltd.(JAPAN) (S)	Consumer Service & IT	¥4,114 million	58.4	Consulting, architecture, development and sale of computer systems

QVC JAPAN INC.(JAPAN) (A)	Consumer Service & IT	¥11,500 million	40	TV shopping business

TRI-NET (JAPAN) (S)	Logistics & Financial	¥400 million	100	International integrated transportation business and related businesses

JA MITSUI LEASING, LTD. (JAPAN) (A)	Logistics & Financial	¥2,000 million	34.2 (0.6)	Leasing business

Steel Technologies Inc.(United States) (S)	Americas	US$1 thousand	100 (100)	Sale of steel products

Notes:

1.	The companies listed above are the major subsidiaries and associated companies of the main business segments.

2.	The figures in brackets represent indirect ownership through other subsidiaries.

3.	The figures for capital have been rounded.

2	THE NUMBER OF SUBSIDIARIES AND ASSOCIATED COMPANIES

The number of subsidiaries and associated companies as of March 31, 2009, and for the previous three years, is as follows:

(Unit: companies)

	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007	Year ended Mar. 31, 2008	Year ended Mar. 31, 2009
Subsidiaries	376	373	356	326
Associated Companies Accounted for under the Equity Method	206	192	202	207

Note:	Some of subsidiaries and associated companies report their financial statements with further consolidating their subsidiaries and associated companies. The number of companies in the table do not include the latter, namely, those consolidated to other subsidiaries and associated companies.

Furthermore, from the fiscal year under review, those companies that are managed by overseas trading companies have not been included with their managing company, and the data for the last three years has been updated and presented in the same way.

8. SENIOR COMPANY OFFICERS AND AUDITORS (AS OF MARCH 31, 2009)

1	DIRECTORS AND CORPORATE AUDITORS

(* Represents a director)

Name	Title	Principal position(s)/Areas overseen
Nobuo Ohashi	Chairman of the Board	Chairman, Governance Committee

Shoei Utsuda*	President and Chief Executive Officer	Chief Executive Officer Chairman, Nomination Committee

Toshihiro Soejima*	Director	Motor Vehicles Business Unit; Marine & Aerospace Business Unit; First Consumer Service Business Unit; Second Consumer Service Business Unit; IT Business Unit

Motokazu Yoshida*	Director	Chief Information Officer; Corporate Staff Division (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communication Division); New Business Promotion; Environmental Matters

Ken Abe*	Director	Iron & Steel Products Business Unit; Infrastructure Projects Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa*	Director	First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC

Junichi Matsumoto*	Director	Chief Financial Officer; Chief Compliance Officer; Corporate Staff Division (Financial Planning Division, Accounting Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Investor Relations Division)

Masami Iijima*	Director	Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Seiichi Tanaka*	Director	Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Akishige Okada	Director	Advisor to the Board of Sumitomo Mitsui Banking Corporation Chairman, Remuneration Committee

Nobuko Matsubara	Director	Chairman, Japan Institute of Workers’ Evolution

Ikujiro Nonaka	Director	Professor Emeritus, Hitotsubashi University

Hiroshi Hirabayashi	Director	President, The Japan-India Association

Tasuku Kondo	Corporate Auditor

Satoru Miura	Corporate Auditor

Motonori Murakami	Corporate Auditor

Ko Matsukata	Corporate Auditor	Honorary Advisor, Mitsui Sumitomo Insurance Company, Limited

Hideharu Kadowaki	Corporate Auditor	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Naoto Nakamura	Corporate Auditor	Attorney at Law

Kunihiro Matsuo	Corporate Auditor	Attorney at Law

Notes:

1.	Akishige Okada, Nobuko Matsubara, Ikujiro Nonaka and Hiroshi Hirabayashi are external Directors.

2.	Ko Matsukata, Hideharu Kadowaki, Naoto Nakamura and Kunihiro Matsuo are external Corporate Auditors. Tasuku Kondo, Satoru Miura and Motonori Murakami are full-time Corporate Auditors.

3.	Yasutaka Okamura resigned as a Corporate Auditor as of the conclusion of the General Meeting of Shareholders held June 24, 2008.

4.	Full time Corporate Auditor Tasuku Kondo was formerly a General Manager of the Financial Division and Chief Financial Officer of the Company. He has considerable expertise in finance and accounting. Full time Corporate Auditor Motonori Murakami was formerly General Manager of Accounting Division and an Executive Managing Officer and Assistant to Chief Financial Officer. He has considerable expertise in finance and accounting. External Corporate Auditor Hideharu Kadowaki was formerly a Vice President and Representative Director of Sumitomo Mitsui Financial Group, Inc. He has considerable expertise in finance and accounting.

5.	In addition to the foregoing, other significant representative positions and concurrent positions held by Directors and Corporate Auditors of the Company in the other organizations are as follows.

Name	Representative and concurrent position(s) held in other organizations
Nobuo Ohashi	IHI Corporation The Norinchukin Bank	External Corporate Auditor Auditor

Shoei Utsuda	Tokyo Broadcasting System, Inc.	External Director

Toshihiro Soejima	KATAKURA INDUSTRIES CO., LTD. Nihon Unisys, Ltd.	External Director External Director

Masami Iijima	MITSUI OIL EXPLORATION CO., LTD.	External Director

Akishige Okada	DAICEL CHEMICAL INDUSTRIES, LTD. MITSUI LIFE INSURANCE COMPANY LIMITED Mitsui Fudosan Co., Ltd. Hotel Okura Co., Ltd. TOYOTA MOTOR CORPORATION	External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Nobuko Matsubara	Japan Institute of Workers’ Evolution Daiwa Securities Group Inc.	Chairman External Director

Ikujiro Nonaka	FUJITSU LIMITED Seven & i Holdings Co., Ltd.	External Director External Director

Hiroshi Hirabayashi	The Japan-India Association TOSHIBA CORPORATION	President External Director

Ko Matsukata	MITSUI LIFE INSURANCE COMPANY LIMITED	External Corporate Auditor

Hideharu Kadowaki	Mitsui Chemicals, Inc.	External Corporate Auditor

Naoto Nakamura	ASAHI BREWERIES, LTD.	External Corporate Auditor

Kunihiro Matsuo	ASAHI GLASS CO., LTD. TOYOTA MOTOR CORPORATION Sompo Japan Insurance Inc.	External Director External Corporate Auditor External Corporate Auditor

2	EXECUTIVE OFFICERS (AS OF APRIL 1, 2009)

(* Represents a director)

Name	Title	Principal position(s)/Areas overseen
Masami Iijima*	President and Chief Executive Officer	Chief Executive Officer Chairman, Internal Controls Committee

Ken Abe*	Executive Vice President	Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II; Financial Markets Business Unit; Transportation Logistics Business Unit; Director, Mitsui & Co.(U.S.A.) Inc.

Yoshiyuki Izawa*	Executive Vice President	Basic Chemicals Business Unit; Performance Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto*	Executive Vice President	Chief Financial Officer, Chief Compliance Officer; Corporate Staff Division; Financial Planning Division, Global Controller Division, Segment Controller Division; Investment Administration Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division); Chairman, Compliance Committee; Chairman, Disclosure Committee

Toshimasa Furukawa	Executive Vice President	Chief Operating Officer, Asia Pacific Business Unit

Norinao Iio	Senior Executive Managing Officer	Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resource & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Seiichi Tanaka*	Senior Executive Managing Officer	Chief Information Officer; Chief Privacy Officer; Corporate Staff Division (Corporate Planning & Strategy Division, IT Promotion Division, CSR Promotion Division, Corporate Communication Division); New Business Promotion; Environment Matters; Chairman, Information Strategy Committee; Chairman, CSR Promotion Committee

Takao Omae	Senior Executive Managing Officer	Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Consumer Service Business Unit; IT Business Unit

Koji Nakamura	Senior Executive Managing Officer	Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Masaaki Fujita	Senior Executive Managing Officer	Chief Operating Officer, Americas Business Unit

Shinjiro Ogawa	Executive Managing Officer	Chief Representative of Mitsui & Co., Ltd. in China

Kiyotaka Watanabe	Executive Managing Officer	General Manager, Kyushu Office

Junichi Mizonoue	Executive Managing Officer	President, Mitsui & Co. (Thailand) Ltd.

Hideyo Hayakawa	Executive Managing Officer	General Manager, Internal Auditing Division

Osamu Koyama	Executive Managing Officer	President & CEO, Mitsui Global Strategic Studies Institute

Shigeru Hanagata	Executive Managing Officer	General Manager, Nagoya Office

Masayoshi Komai	Executive Managing Officer	Chief Operating Officer, Marine & Aerospace Business Unit

Yoshinori Setoyama	Executive Managing Officer	Chief Operating Officer, Basic Chemicals Business Unit

Masahiko Okamura	Executive Managing Officer	General Manager, Osaka Office

Masaaki Iida	Executive Managing Officer	Chief Operating Officer, Transportation Logistics Business Unit

Terukazu Okahashi	Managing Officer	President, MITSUI & CO. (CANADA) LTD.

2	EXECUTIVE OFFICERS (AS OF APRIL 1, 2009) Continued

(* Represents a director)

Name	Title	Principal position(s)/Areas overseen
Katsumi Ogawa	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Akio Yamamoto	Managing Officer	President, Mitsui Bussan Plastics Trade Co., Ltd.

Noriaki Sakamoto	Managing Officer	Deputy Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Fuminobu Kawashima	Managing Officer	Chief Operating Officer, Energy Business Unit I

Joji Okada	Managing Officer	Deputy CFO, General Manager, Global Controller Division Chairman, SOA Sec. 404 Committee

Takashi Fukunaga	Managing Officer	Chief Operating Officer, Foods & Retail Business Unit

Takashi Yamauchi	Managing Officer	Chief Operating Officer, Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer	Chief Operating Officer, IT Business Unit

Mitsuhiko Kawai	Managing Officer	Chief Operating Officer, Financial Markets Business Unit

Daisuke Saiga	Managing Officer	General Manager, Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer	Chief Operating Officer, Mineral & Metal Resources Business Unit

Atsushi Ooi	Managing Officer	Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.

Noritaka Tanaka	Managing Officer	General Manager, Investment Administration Division

Susumu Uneno	Managing Officer	Chief Operating Officer, Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer	Chief Operating Officer, Consumer Services Business Unit

Shintaro Ambe	Managing Officer	Chief Operating Officer, Infrastructure Projects Business Unit

Motomu Takahashi	Managing Officer	Deputy Chief Operating Officer, Americas Business Unit

Mitsuo Hidaka	Managing Officer	Chief Operating Officer, Energy Business Unit II

Ichizo Kobayashi	Managing Officer	Chief Operating Officer, Motor Vehicles Business Unit

3	REMUNERATION OF DIRECTORS AND CORPORATE AUDITORS

The remuneration of the Company’s Directors and Corporate Auditors regarding year ended March 31, 2009 was as follows:

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2009
Directors	16	¥902 million
Corporate Auditors	8	¥217 million
Total	24	¥1,119 million
External Directors and Corporate Auditors (included in the above amounts)	(9)	¥96 million

Notes:

1.	Limits on remuneration of Directors and Corporate Auditors have been determined by a General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by its resolution on June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by its resolution on June 22, 2007). Unrelated to the above, for Directors (not including External Directors) there is a total limit for bonuses of ¥500 million annually (by its resolution on June 22, 2007).

2.	The above amounts include ¥178 million of bonuses to be paid to 9 Directors (excluding External Directors).

3.	In addition to the above amounts, the Company paid pensions and retirement compensation (including payments that were determined for payment before abolition of the pension system) of ¥649 million to 148 Directors, and ¥75 million to 25 Corporate Auditors (this includes ¥2 million to 1 External Corporate Auditor).

4	EXTERNAL DIRECTORS AND EXTERNAL CORPORATE AUDITORS (AS OF MARCH 31, 2009)

1.	External Directors

(1) Concurrent appointments as officers or external directors or auditors of other companies

Name	Concurrent appointments as officers or external directors or auditors of other companies

Akishige Okada	DAICEL CHEMICAL INDUSTRIES, LTD. MITSUI LIFE INSURANCE COMPANY LIMITED Mitsui Fudosan Co., Ltd. Hotel Okura Co., Ltd. TOYOTA MOTOR CORPORATION	External Director External Director External Corporate Auditor External Corporate Auditor External Corporate Auditor

Nobuko Matsubara	Daiwa Securities Group Inc.	External Director

Ikujiro Nonaka	FUJITSU LIMITED Seven & i Holdings Co., Ltd.	External Director External Director

Hiroshi Hirabayashi	TOSHIBA CORPORATION	External Director

(2) The eldest daughter of External Director of Hiroshi Hirabayashi is an employee of the Company.

(3) The Company has entered into agreements with its respective External Directors pursuant to Article 427(1) of the Companies Act of Japan to limit their liability to the extent possible by law.

(4) Major activities of External Directors

Name	Position	Major activities
Akishige Okada	External Director	Akishige Okada (Director, since June 2003) participated in 11 of the 13 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Nobuko Matsubara	External Director	Nobuko Matsubara (Director, since June 2006) participated in all of the 13 Board of Directors meetings held during the fiscal year under review. She made statements mainly from the perspective of her high degree of knowledge and varied experience of labor issues while working as a Japanese public servant.

Ikujiro Nonaka	External Director	Ikujiro Nonaka (Director, since June 2007) participated in 12 of the 13 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience from his graduate and post-graduate research as an international business specialist.

Hiroshi Hirabayashi	External Director	Hiroshi Hirabayashi (Director, since June 2007) participated in 12 of the 13 Board of Directors meetings held during the fiscal year under review. He made statements mainly from the perspective of his varied international experience from his overseas activities as a foreign diplomat for Japan.

Note: During the consolidated fiscal year it was discovered that from September 2000 until February 2008, a business division of Kyushu Branch had been involved in circular transactions that included certain fictitious transactions of certain agriculture-related materials in the local market. In addition, in April 2009 it was discovered that a large part of Indonesia and other South East Asian countries-bound overseas trading transactions from April 2004 to August 2008 conducted by a business division of Performance Chemicals Business Unit was recorded inaccurately as purchase and sales transactions while in fact they had no underlying trade. Each of External Directors routinely proposes various recommendations to strengthen internal control systems and compliance at the Board of Director meetings etc. Also, since the discovery of these events, each of External Directors has presented its opinion and made proposals for preventative measures and recommendations to further strengthen internal control systems.

2.	External Corporate Auditors

(1)	Concurrent appointments as officers or external directors or auditors of other organizations

Name	Concurrent appointments as officers or external directors or auditors of other companies

Ko Matsukata	Mitsui Life Insurance Company Limited	External Corporate Auditor

Hideharu Kadowaki	Mitsui Chemicals, Inc.	External Corporate Auditor

Naoto Nakamura	Asahi Breweries, Ltd.	External Corporate Auditor

Kunihiro Matsuo	Asahi Glass Co., Ltd. Toyota Motor Corporation Sompo Japan Insurance Inc.	External Director External Corporate Auditor External Corporate Auditor

(2) The eldest son of External Corporate Auditor Ko Matsukata is an employee of our affiliate company JA Mitsui Leasing, Ltd.

(3) The Company has entered into agreements with its respective external Corporate Auditors pursuant to Article 427(1) of the Companies Act of Japan to limit their liability to the extent possible by law.

(4) Major activities of External Corporate Auditors

Name	Position	Major activities
Ko Matsukata	External Corporate Auditor	Ko Matsukata (Corporate Auditor, since June 1996) participated 10 of the 13 Board of Directors meetings, and 10 of the 13 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the insurance and finance businesses.

Hideharu Kadowaki	External Corporate Auditor	Hideharu Kadowaki (Corporate Auditor, since June 2004) participated in all of the 13 Board of Directors meetings, and all of the 13 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience of the banking business.

Naoto Nakamura	External Corporate Auditor	Naoto Nakamura (Corporate Auditor, since June 2006) participated in 10 of the 13 Board of Directors meetings, and 11 of the 13 Board of Auditors meetings, held during the fiscal year under review. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working as an attorney at law predominantly in the Companies Act field.

Kunihiro Matsuo	External Corporate Auditor	Kunihiro Matsuo (Corporate Auditor, since June 2008) participated in all of the 11 Board of Directors meetings, and all of the 10 Board of Auditors meetings, held since his appointment in June 2008. He made statements mainly from the perspective of his high degree of knowledge and varied experience obtained working as an prosecutor and an attorney at law predominantly in the Companies Act field.

Note: During the consolidated fiscal year it was discovered that from September 2000 until February 2008, a business division of Kyushu branch had been involved in circular transactions that included certain fictitious transactions of certain agriculture-related materials in the local market. In addition, in April 2009 it was discovered that a large part of Indonesia and other South East Asian countries-bound overseas trading transactions from April 2004 to August 2008 conducted by a business division of Performance Chemicals Business Unit was recorded inaccurately as purchase and sales transactions while in fact they had no underlying trade. Each of External Corporate Auditors routinely discusses various recommendations to strengthen internal control systems and compliance at the Board of Auditors meetings for presentation at Board of Director meetings etc. Also, since the discovery of these events, each of External Corporate Auditors has presented its opinion and made proposals for preventative measures and recommendations to further strengthen internal control systems.

9. DETAILS OF INDEPENDENT AUDITORS

1.	Name of Independent Auditor

Deloitte Touche Tohmatsu

2.	Remuneration paid to Independent Auditor

•	Total remuneration paid by the Company to its Independent Auditor relating to the consolidated fiscal year under review: ¥677 million

•	Total amount of monetary and other economic benefits payable by the Company and its subsidiaries to Independent Auditor: ¥1,598 million

3.	Non-Audit Services

The Company has engaged its Independent Auditor to provide “tax related services”, etc, being services falling outside the scope of Article 2(1) of the Certified Public Accountants Law (non-audit services).

4.	Policy on the Removal and Decision not to Re-Appoint Independent Auditor

The Company has the following policy on the removal of, and decisions not to re-appoint, Independent Auditor.

1.	The tenure of the Independent Auditor is one year, and they may be re-appointed.

2.	The appointment and removal of, and decisions not to re-appoint, Independent Auditor is/are resolved by the Board of Directors to be referred for discussion and resolution at the General Meeting of Shareholders, after obtaining the approval of the Board of Corporate Auditors. The re-appointment of Independent Auditor is determined by resolution of the Board of Directors after obtaining the approval of the Board of Corporate Auditors.

3.	Where the Independent Auditor has breached or contravened law or regulation such as the Companies Act or the Certified Public Accountants Law, or has conducted itself in breach of public policy or breached its contract of engagement, the Board of Directors considers whether or not it is appropriate to refer the removal of, or decisions not to re-appoint, Independent Auditor to the General Meeting of Shareholders for discussion and resolution.

4.	The Board of Corporate Auditors may remove the Independent Auditor with the approval of each Corporate Auditor if the circumstances outlined in the respective provisions of Article 340(1) of the Companies Act apply.

Note: Among the Company’s principal subsidiaries, Mitsui & Co. (U.S.A.) Inc. is audited by Deloitte & Touche LLP (U.S.A.), Mitsui E&P Middle East B.V. is audited by Deloitte Accountants B.V. (Netherlands), and Mitsui Iron Ore Development Pty Ltd and Mitsui Coal Holdings Pty Ltd are audited by Deloitte Touche Tohmatsu (Australia).

10. NECESSARY SYSTEMS TO ENSURE APPROPRIATE OPERATIONS

An outline of Mitsui’s “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4)(6) of the Companies Act of Japan) is as follows. Further detail can be found via the following link on Mitsui’s webpage. (http://www.mitsui.co.jp/en/company/governance/02/index.html).

1	SYSTEMS TO ENSURE THAT PERFORMANCE OF DUTIES BY DIRECTORS AND EMPLOYEES COMPLIES WITH LAWS AND REGULATIONS AND THE ARTICLES OF INCORPORATION

1.	Mitsui has established “BUSINESS CONDUCT GUIDELINES FOR EMPLOYEES AND OFFICERS OF MITSUI & CO., LTD.” based on its positioning of compliance by officers and employees in the course of carrying out their duties one of Mitsui’s most important priorities.

2.	Mitsui has established a Compliance Committee, headed by Chief Compliance Officer (CCO), and carries out compliance training and other measures to improve awareness of compliance issues. Mitsui has set up several avenues, both internal and external, for its employees to report and consult on compliance matters, and conducts periodical auditing to ensure its compliance regime is observed while also taking disciplinary actions on violations.

3.	Mitsui’s Corporate Auditors monitor the observance of laws and regulations, and the Articles of Incorporation, amongst other things, by Directors and employees in the performance of their duties.

4.	Mitsui has appointed External Directors and Corporate Auditors to strengthen the supervisory function of the Board of Directors, and has established various advisory committees that include External Directors and External Corporate Auditors as committee members, in order to ensure management transparency and objectivity.

2	SYSTEMS TO STORE AND CONTROL INFORMATION RELATED TO DUTIES PERFORMED BY DIRECTORS

In accordance with its Documentation Management Regulations and Information Systems Regulations, Mitsui stores and controls important information such as minutes of General Meetings of Shareholders and the Board of Directors, under the charge of a Director responsible for its Corporate Staff Divisions.

3	REGULATIONS AND SYSTEMS RELATED TO MANAGEMENT OF RISK OF LOSS

1.	The heads of Mitsui’s business units and regional business units manage risks of losses (“Risks”) that arise from businesses within the scope of their authority.

2.	Mitsui’s Corporate Staff Divisions have established and oversee an integrated risk management system to holistically manage the various Risks which Mitsui faces in its businesses, centered on the Internal Controls Committee and the Portfolio Management Committee

3.	Mitsui has established a Crisis Management Headquarters to respond to crises in accordance with the Crisis Management Headquarters Regulations and the Emergency Business Continuity Management Regulations.

4	SYSTEMS TO ENSURE EFFECTIVE AND EFFICIENT EXECUTION OF DIRECTORS’ DUTIES

1.	Efficient management performance is pursued through having the Board of Directors oversee each Director in the performance of his/her duties and the use of an Executive Officer System.

2.	Mitsui has established various committees, such as the Corporate Management Committee and the Portfolio Management Committee, to enhance efficient and appropriate management decisions.

3.	Mitsui has constructed business units system and regional units system to enable timely management decisions and implemented an internal approval system where Mitsui’s representative directors make final decision in the best interests of the Company, following deliberations by the relevant Corporate Staff Divisions, Mitsui’s Representative Directors make final decisions in the best interests of the Company.

4.	Management initiatives are implemented in accordance with the Medium-Term Management Outlook and annual business plans, with the Board of Directors regularly checking upon progress.

5	SYSTEMS TO ENSURE PROPER OPERATIONS IN THE GROUP

1.	Based on the general principle of the autonomy of its subsidiaries and associated companies, Mitsui appropriately manages subsidiaries and associated companies, understanding the management status and maintaining a group wide management framework while providing for Mitsui’s participation in the management and/or governance of its subsidiaries and associated companies as appropriate to its equity investor status.

2.	Mitsui requires its major subsidiaries and associated companies to conduct regular auditing to check their compliance with laws and regulations.

3.	Mitsui sets up several routes to report to Mitsui’s Compliance Committee from its subsidiaries or associated companies in the event of discovery of compliance breaches by Mitsui’s officers or employees.

6	SYSTEMS RELATING TO EMPLOYEES ASSIGNED TO ASSIST CORPORATE AUDITORS, AND THE INDEPENDENCE OF SUCH EMPLOYEES FROM DIRECTORS

1.	Corporate Auditor Division is resourced with three or more full time employees.

2.	The organization and assignment of employees to the Corporate Auditor Division is determined with the approval of the Corporate Auditors.

7	SYSTEMS FOR DIRECTORS AND EMPLOYEES TO REPORT TO CORPORATE AUDITORS

1.	Corporate Auditors may receive information by attending relevant meetings, requesting copies of material documents, and holding regular meetings with Directors, Executive Officers or other management staff.

2.	Directors report immediately to the Board of Corporate Auditors in the event of discovery of circumstances which carry the potential risk of serious loss or consequence to Mitsui.

3.	Mitsui’s Corporate Auditors audit the status of the management of its major subsidiaries and associated companies through visit to them and through regular cooperation with the corporate auditors of those companies.

8	OTHER SYSTEMS TO ENSURE EFFECTIVE AUDITING BY CORPORATE AUDITORS

1.	The Directors maintain an appropriate environment for auditing.

2.	The Corporate Auditors may request cooperation from the Internal Auditing Division, the Legal Division and the Global Controller Division, as well as other divisions with regard to their auditing.

3.	The Corporate Auditors maintain close contact with Mitsui’s independent auditors.

4.	The Corporate Auditors may request the assistance of full-time corporate legal counsel and other external expert professional advisors.

●	CONSOLIDATED BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Current Assets
Cash and cash equivalents	¥1,147,809	¥899,264
Time deposits	5,645	12,302
Marketable securities	18,097	7,114
Trade receivables:
Notes and loans, less unearned interest	298,677	424,406
Accounts	1,412,022	2,125,640
Associated companies	169,115	228,831
Allowance for doubtful receivables	(18,165)	(23,289)
Inventories	592,530	739,721
Advance payments to suppliers	98,772	95,188
Deferred tax assets—current	29,969	37,766
Derivative assets	329,897	279,295
Other current assets	334,769	231,826

Total current assets	4,419,137	5,058,064

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,275,490	1,333,042
Other investments	957,219	1,281,476
Non-current receivables, less unearned interest	486,412	497,265
Allowance for doubtful receivables	(51,883)	(58,957)
Property leased to others—at cost, less accumulated depreciation	199,204	184,447

Total investments and non-current receivables	2,866,442	3,237,273

Property and Equipment—at Cost:
Land, land improvements and timberlands	165,249	188,848
Buildings, including leasehold improvements	344,392	385,104
Equipment and fixtures	867,323	815,202
Mineral rights	154,246	146,120
Vessels	35,754	33,789
Projects in progress	153,923	176,987

Total property and equipment	1,720,887	1,746,050
Accumulated depreciation	(774,597)	(729,715)

Net property and equipment	946,290	1,016,335

Intangible Assets, less Accumulated Amortization	96,505	128,504

Deferred Tax Assets—Non-current	21,011	20,574

Other Assets	14,858	77,079

Total	¥8,364,243	¥9,537,829

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LIABILITIES AND SHAREHOLDERS’ EQUITY

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Current Liabilities:
Short-term debt	¥454,059	¥464,547
Current maturities of long-term debt	373,197	276,620
Trade payables:
Notes and acceptances	51,048	79,414
Accounts	1,292,520	1,888,911
Associated companies	39,243	69,476
Accrued expenses:
Income taxes	46,576	127,411
Interest	20,504	21,924
Other	89,704	85,526
Advances from customers	132,116	113,939
Derivative liabilities	180,533	238,684
Other current liabilities	112,990	75,111

Total current liabilities	2,792,490	3,441,563

Long-term Debt, less Current Maturities	2,841,301	2,944,383

Accrued Pension Costs and Liability for Severance Indemnities	33,814	32,754

Deferred Tax Liabilities—Non-current	256,085	387,337

Other Long-Term Liabilities	329,107	304,156

Minority Interests	229,783	243,976

Shareholders’ Equity:
Common stock—no par value	339,627	337,544
Authorized, 2,500,000,000 shares: Issued 1,824,928,240 shares in 2009 and 1,820,183,809 shares in 2008(*)
Capital surplus	434,188	432,245
Retained earnings:
Appropriated for legal reserve	48,806	47,463
Unappropriated	1,486,201	1,397,313
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	44,263	140,446
Foreign currency translation adjustments	(384,618)	(135,196)
Defined benefit pension plans	(68,683)	(32,160)
Net unrealized gains and losses on derivatives	(12,459)	1,135

Total accumulated other comprehensive loss	(421,497)	(25,775)

Treasury stock, at cost: 3,770,220 shares in 2009 and 3,543,891 shares in 2008(*)	(5,662)	(5,130)

Total shareholders’ equity	1,881,663	2,183,660

Total	¥8,364,243	¥9,537,829

(*)	Supplementary Information

●	STATEMENTS OF CONSOLIDATED INCOME

(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Revenues:
Sales of products	¥4,881,202	¥5,009,773
Sales of services	479,491	553,742
Other sales	174,532	175,363

Total revenues	5,535,225	5,738,878

( Total Trading Transactions: Year ended March 31, 2009: ¥15,347,925 million Year ended March 31, 2008: ¥17,009,056 million(*))
Cost of Revenues:
Cost of products sold	4,283,487	4,512,491
Cost of services sold	164,018	156,187
Cost of other sales	71,414	82,123

Total cost of revenues	4,518,919	4,750,801

Gross Profit	1,016,306	988,077

Other Expenses (Income):
Selling, general and administrative	602,120	605,176
Provision for doubtful receivables	19,515	8,073
Interest income	(39,960)	(57,268)
Interest expense	75,034	106,213
Dividend income	(71,946)	(50,115)
Gain on sales of securities—net	(33,228)	(92,307)
Loss on write-down of securities	117,401	36,715
Loss (gain) on disposal or sales of property and equipment—net	(2,822)	228
Impairment loss of long-lived assets	37,842	24,393
Impairment loss of goodwill	18,568	2,004
Other expense—net	46,475	2,961

Total other expenses	768,999	586,073

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	247,307	402,004

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(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Income Taxes:
Current	138,421	173,275
Deferred	(19,006)	(2,038)

Total	119,415	171,237

Income from Continuing Operations before Minority Interests and Equity in Earnings	127,892	230,767
Minority Interests in Earnings of Subsidiaries	(35,092)	(45,958)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	84,807	154,268

Income from Continuing Operations	177,607	339,077
Income from Discontinued Operations—Net (After Income Tax Effect)	—	70,984

Net Income	¥177,607	¥410,061

(*)	Supplementary Information

●	STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Common Stock:
Balance at beginning of year	¥337,544	¥323,213
Common stock issued upon conversion of bonds	2,083	14,331

Balance at end of year	339,627	337,544

Capital Surplus:
Balance at beginning of year	432,245	417,900
Conversion of bonds	2,076	14,285
Gain on sales of treasury stock	(133)	60

Balance at end of year	434,188	432,245

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	47,463	39,670
Transfer from unappropriated retained earnings	1,343	7,793

Balance at end of year	48,806	47,463

Unappropriated:
Balance at beginning of year	1,397,313	1,072,234
Cumulative effect of a change in accounting principle –initial application of FIN No. 48	—	(5,113)
Net income	177,607	410,061
Cash dividends paid	(87,318)	(72,076)
Annual rate per share
Year ended March 31, 2009: ¥48.0(*)
Year ended March 31, 2008: ¥40.0(*)
Transfer to retained earnings appropriated for legal reserve	(1,343)	(7,793)
Losses on sales of treasury stock	(58)	—

Balance at end of year	1,486,201	1,397,313

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	(25,775)	260,730
Unrealized holding gains and losses on available-for-sale securities	(96,183)	(118,476)
Foreign currency translation adjustments	(249,422)	(125,787)

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(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Defined benefit pension plans
Net prior service credit	240	474
Net actuarial loss	(36,763)	(34,921)
Net unrealized gains and losses on derivatives	(13,594)	(7,795)

Balance at end of year	(421,497)	(25,775)

Treasury Stock, at cost:
Balance at beginning of year	(5,130)	(3,468)
Purchases of treasury stock	(1,518)	(1,757)
Sales of treasury stock	986	95

Balance at end of year	(5,662)	(5,130)

Comprehensive Income (Loss):
Net income	177,607	410,061
Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(96,183)	(118,476)
Foreign currency translation adjustments	(249,422)	(125,787)
Defined benefit pension plans
Net prior service credit	240	474
Net actuarial loss	(36,763)	(34,921)
Net unrealized gains and losses on derivatives	(13,594)	(7,795)

Comprehensive Income (Loss)	(218,115)	123,556

(*)	Supplementary Information

Note:	Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

Notes to Consolidated Financial Statements (Year ended March 31, 2009)

Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements

1. Subsidiaries and Associated Companies

(1)	Subsidiaries 326

Mitsui & Co. (U.S.A.), Inc., Mitsui Iron Ore Development Pty. Ltd.,

Mitsui E&P Australia Pty. Ltd., Mitsui Sakhalin Holdings B.V.,

Mitsui Oil Exploration Co., Ltd., and others

(2)	Associated Companies accounted for under the equity method 207

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

Total 290 subsidiaries and associated companies are excluded from above. These include the companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries.

2. Summary of Significant Accounting Policies

(1)	Basis of consolidated financial statements

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), as provided for under the first clause of Article 120 of the accounting regulations of the Companies Act of Japan. In accordance with the provision of the clause, certain disclosures required by U.S. GAAP have been omitted.

(2)	Inventories

Stated at the lower of cost, principally on the specific-identification basis, or market.

(3)	Debt and marketable equity securities

Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” has been adopted.

Trading securities:	Carried at fair value. Unrealized holding gains and losses are included in earnings.

Held-to-maturity securities:	Measured at amortized cost. Premiums and discounts amortized in the period are included in interest income.

Available-for-sale securities:	Carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis. The cost of available-for-sale securities sold is determined based on the moving-average cost method.

(4)	Depreciation of property and equipment

Principally the declining-balance method is used for assets located in Japan.

Principally the straight-line method is used for assets located outside Japan.

Either the straight-line method or the unit-of-production method is used for mineral rights.

(5)	Allowances and reserves

Allowance for doubtful receivables:

An impairment loss for a specific loan deemed to be impaired is measured in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of Financial Accounting Standards Board (“FASB”) Statements No. 5 and 15.”

An allowance for doubtful receivables is recognized for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon credit loss experiences of Mitsui & Co., Ltd. and subsidiaries (collectively, the “companies”) and an evaluation of potential losses in the receivables.

Pension costs and severance indemnities:

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, accrued pension costs and the liability for severance indemnities for the employees’ retirement benefits are accrued based on the projected benefit obligations and the fair value of plan assets as of March 31, 2008.

The unrecognized prior service cost is amortized over the average remaining service period of employees.

The amount of the unrecognized net actuarial gain/loss as of the beginning of the year, which exceeds 10 percent of the greater of the projected benefit obligation or the fair value of plan assets, is amortized over seven years for the contributory Corporate Pension Fund of Mitsui & Co., Ltd. (the “Company”) and over the average remaining service period for other defined benefit pension plans.

(6)	All transactions are accounted for net of national and/or regional consumption taxes.

(7)	Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and identifiable intangible assets determined to have an indefinite useful life are not amortized but are tested for impairment annually or more frequently if impairment indicators arise.

Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives using the straight-line method.

(8)	Total trading transactions

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by FASB Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

(9)	Discontinued operations

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the companies present the results of discontinued operations, including operations of a subsidiary that either has been disposed of or is classified as held for sale, as a separate line item in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect). With respect to the discontinued operations for the year ended March 31, 2009, the results of discontinued operations are not presented as a separate line item in the Statements of Consolidated Income for the year ended March 31, 2009 due to immateriality to the financial condition and results of operations of the companies.

3. Summary of a Change in Significant Accounting Policies

Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FASB Staff Position (“FSP”) No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

As a result of the adoption of this FSP, the companies elected to offset in the Consolidated Balance Sheet as of March 31, 2009. The companies have also offset ¥112,038 million in other current liabilities against derivative assets, and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheet as of March 31, 2008 through retrospective application.

Notes to Consolidated Balance Sheets

1. Pledged assets and related liabilities

(1) Assets pledged as collateral	¥537,824 million

The following assets were pledged as collateral:

Trade receivables	¥102,634 million
(current and non-current)
Inventories	¥ 25,684 million
Investments	¥281,554 million
Property leased to others	¥50,287 million
(net book value)
Property and equipment	¥63,044 million
(net book value)
Other	¥14,621 million

(2) Liabilities related to the assets pledged as collateral	¥177,119 million

2. Contingent liabilities

(1) Guarantees

Financial guarantees	¥214,038 million
Performance guarantees	¥11,330 million
Market value guarantees	¥45,527 million
Derivative instruments	¥33,970 million

Market value guarantees include obligations to repurchase bills of exchange of ¥36,591 million.

The figure for derivative instruments is the aggregation of notional amounts computed based on the strike prices and quantities of written put options. Written put options of the companies meet the accounting definition of guarantees when it is probable that the counterparties of the derivative contracts have underlying assets or liabilities. The companies disclose written put options that meet the definition of guarantees, with consideration of the business relationship with counterparties.

Most of these derivative instruments are used as a part of trading transactions in the commodity markets, and the companies monitor the positions of derivative instruments which are subject to certain position and loss limits. In addition to the above, the companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls. The outstanding balance of guarantees related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(2) Other

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the ends of June 2008, 2007 and 2006, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2002, 2001 and 2000. Based on the notices of assessment, the taxable incomes were corrected by ¥10,039 million, ¥8,224 million and ¥4,863 million, and the additional tax liabilities for income taxes were ¥4,653 million, ¥3,686 million and ¥2,375 million, respectively. The Company has paid the additional taxes. The Company disagreed with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

On December 3, 2008, the Company received a notice from the National Tax Agency of Japan that the mutual agreement procedure was settled and received a notice of the reduced tax assessment from Tokyo Regional Taxation Bureau. The company received the refund tax on December 4, 2008. Also, an associated company which is an operating company of the LNG Project received a notice from the Australian tax authority that the mutual agreement procedure was settled, and the related income adjustment was settled.

The uncertain tax position regarding this matter was recorded in accordance with FIN No.48 in the consolidated balance sheet as of March 31, 2008. The Company recognized the unrecognized benefit of this tax position based on the receipt of the notices above, and no uncertain tax position was recorded in the consolidated balance sheet as of March 31, 2009.

Notes to Statements of Consolidated Shareholders’ Equity

1.	Number of common stock issued as of March 31, 2009 1,824,928,240 shares

2.	Dividends from capital surplus and/or retained earnings

(1) Amount of dividends paid

Resolution	Total amount of dividends (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 24, 2008	¥41,788	¥23	March 31, 2008	June 25, 2008
Board of Directors’ meeting held on November 5, 2008	¥45,530	¥25	September 30, 2008	December 3, 2008

(2) Dividends whose record date is in the current fiscal year but whose effective date is in the following fiscal year.

Not applicable.

Per Share Information

Net Assets per Share	¥1,033.22
Basic Net Income per Share	¥97.59
Diluted Net Income per Share	¥97.32

Subsequent Events

There are no material subsequent events to be disclosed.

●	STATEMENTS OF CONSOLIDATED CASH FLOWS

(Supplementary Information) (Unaudited)

(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008
Operating Activities:
Net Income	¥177,607	¥410,061
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	—	(70,984)
Depreciation and amortization	147,126	139,328
Pension and severance costs, less payments	2,895	(2,422)
Provision for doubtful receivables	19,515	8,073
Gain on sales of securities—net	(33,228)	(92,307)
Loss on write-down of securities	117,401	36,715
(Gain) loss on disposal or sales of property and equipment—net	(2,822)	228
Impairment loss of long-lived assets	37,842	24,393
Impairment loss of goodwill	18,568	2,004
Deferred income taxes	(19,006)	(2,038)
Minority interests in earnings of subsidiaries	35,092	45,958
Equity in earnings of associated companies, less dividends received	11,787	(55,016)
Changes in operating assets and liabilities:
Decrease in trade receivables	836,226	77,800
Decrease (increase) in inventories	58,943	(75,375)
Decrease in trade payables	(570,523)	(41,009)
Other—net	(254,757)	14,113
Net cash used in operating activities of discontinued operations	—	(3,731)

Net cash provided by operating activities	582,666	415,791

Investing Activities:
Net (increase) decrease in time deposits	3,344	(6,609)
Net decrease (increase) in investments in and advances to associated companies	(131,646)	102,759
Net (increase) decrease in other investments	47,210	(32,680)
Net (increase) decrease in long-term loan receivables	9,268	(2,020)
Net increase in property leased to others and property and equipment	(219,068)	(166,228)

Net cash used in investing activities	(290,892)	(104,778)

Financing Activities:
Net increase (decrease) in short-term debt	41,020	(148,848)
Net increase in long-term debt	51,649	37,396
Purchases of treasury stock—net	(724)	(1,601)
Payments of cash dividends and others	(101,719)	(72,076)

Net cash used in financing activities	(9,774)	(185,129)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(33,455)	(26,652)

Net increase in Cash and Cash Equivalents	248,545	99,232
Cash and Cash Equivalents at Beginning of Year	899,264	800,032

Cash and Cash Equivalents at End of Year	1,147,809	899,264

●	OPERATING SEGMENT INFORMATION

(Supplementary information) (Unaudited)

The companies allocate their resources and review their performance by operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments.

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,522,500	1,111,812	2,039,785	2,103,105	3,150,312	1,985,652	690,933	215,222
Gross Profit	52,204	119,199	106,279	79,976	272,001	82,402	73,665	62,123
Operating Income (Loss)	17,387	104,526	15,973	24,185	214,083	18,986	(12,816)	23,781
Equity in Earnings of Associated Companies	(1,256)	39,412	13,933	1,659	44,103	(3,786)	2,007	(10,542)
Net Income (Loss)	(4,766)	90,045	21,810	(10,209)	153,322	1,548	(31,365)	(14,511)
Total Assets at March 31, 2009	523,034	782,074	1,400,813	546,046	1,476,420	616,569	556,367	576,509

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,517,443	527,323	480,678	15,344,765	2,898	262	15,347,925
Gross Profit	115,976	22,155	26,586	1,012,566	2,879	861	1,016,306
Operating Income (Loss)	39,015	(1,947)	(1,568)	441,605	(2,914)	(44,020)	394,671
Equity in Earnings of Associated Companies	(2,231)	335	1,023	84,657	49	101	84,807
Net Income (Loss)	(7,123)	(11,469)	30,582	217,864	6,490	(46,747)	177,607
Total Assets at March 31, 2009	572,972	148,490	258,757	7,458,051	2,867,307	(1,961,115)	8,364,243

Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,495,085	1,528,024	2,459,642	2,560,518	2,644,288	2,009,870	1,148,823	171,967
Gross Profit	61,344	95,765	119,749	100,155	219,267	81,229	116,657	55,142
Operating Income (Loss)	25,600	78,970	30,110	42,776	172,455	16,584	18,967	20,879
Equity in Earnings of Associated Companies	4,901	71,216	20,261	5,819	36,838	3,092	8,197	(1,858)
Net Income (Loss)	20,238	177,026	34,440	18,294	124,084	10,440	12,037	7,526
Total Assets at March 31, 2008	632,329	916,150	1,533,937	806,412	1,668,621	674,230	760,764	645,348

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,758,591	514,190	721,112	17,012,110	6,758	(9,812)	17,009,056
Gross Profit	78,494	26,784	33,074	987,660	5,532	(5,115)	988,077
Operating Income (Loss)	7,272	1,768	7,616	422,997	(1,375)	(46,794)	374,828
Equity in Earnings of Associated Companies	5,053	327	1,072	154,918	71	(721)	154,268
Net Income (Loss)	4,977	5,011	22,518	436,591	(7,101)	(19,429)	410,061
Total Assets at March 31, 2008	677,129	205,712	360,508	8,881,140	2,831,483	(2,174,794)	9,537,829

Notes:

1.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2009 and 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

2.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions. The amounts reclassified to income (loss) from discontinued operations-net (after income tax effect) in accordance with SFAS No. 144 in the year ended March 31, 2008 are included in “Adjustments and Eliminations.”

3.	Transfers between operating segments are made at cost plus a markup.

4.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

5.	Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries. The operating segment information for the year ended March 31, 2008 has been restated to conform to the current year presentation.

●	BALANCE SHEETS

ASSETS

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Current Assets
Cash and time deposits	¥763,025	¥488,865
Notes receivable, trade	132,180	189,285
Accounts receivable, trade	953,416	1,436,047
Securities	13,751	1,565
Inventories	125,135	219,524
Real estate for sale	20,693	19,394
Contract work in process	176	2,336
Advance payments to suppliers	39,501	50,547
Prepaid expenses	4,833	5,260
Accounts receivable, other	78,116	60,791
Accrued income	6,003	7,195
Short-term loans receivable	137,350	245,379
Deferred tax assets—current	9,175	16,112
Derivative assets	89,279	88,835
Income tax receivable	63,888	—
Other	63,109	44,213
Allowance for doubtful receivables	(10,580)	(14,537)

Total Current Assets	2,489,058	2,860,818
Non-Current Assets
Tangible assets (net)
Leased-out property	30,487	35,139
Buildings	22,049	23,404
Structures	544	856
Machinery and equipment	106	126
Ships	2	3
Vehicles	162	377
Tools, furniture and fixtures	4,116	3,777
Timberland and timber	7,621	7,624
Land	11,388	12,181
Construction in progress	210	—

Total Tangible Assets (net)	76,689	83,492

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ASSETS

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Intangible assets
Leasehold rights	5,987	5,987
Trademark rights	674	802
Software	17,154	17,647
Other	3,850	3,798

Total intangible assets	27,666	28,235
Investments and other assets:
Investments in securities	444,527	681,390
Investments in subsidiaries and associated companies	1,044,753	987,929
Ownership	17,663	19,264
Ownership in subsidiaries and associated companies	360,825	358,215
Long-term loans receivable	115,462	125,708
Long-term accounts receivable	38,746	56,088
Long-term prepaid expenses	62,607	66,575
Other	29,086	18,335
Allowance for doubtful receivables	(42,030)	(54,435)

Total investments and other assets	2,071,642	2,259,072

Total Non-Current Assets	2,175,998	2,370,800

Total Assets	¥4,665,056	¥5,231,618

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LIABILITIES AND EQUITY

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Current Liabilities
Notes payable, trade	¥21,334	¥38,752
Accounts payable, trade	688,756	1,137,278
Short-term borrowings	189,841	164,720
Commercial paper	62,000	40,000
Current portion of debentures and convertible bonds	63,801	10,000
Accounts payable, other	63,735	60,905
Accrued income taxes	539	54,280
Accrued expenses	31,040	38,110
Advances from customers	39,816	51,018
Deposits received	3,501	6,967
Deferred income	16,964	26,328
Derivative liabilities	97,535	59,535
Other	19,243	7,471

Total Current Liabilities	1,298,109	1,695,370
Long-Term Liabilities
Bonds	528,340	568,334
Convertible bonds	—	7,960
Long-term borrowings	1,747,767	1,636,492
Deferred tax liabilities—non-current	12,477	40,183
Liability for retirement benefits	11,377	9,708
Allowance for the obligation for guarantees and commitments	18,563	10,517
Other	34,299	31,990

Total Long-Term Liabilities	2,352,826	2,305,187

Total Liabilities	3,650,935	4,000,557

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LIABILITIES AND EQUITY

(Millions of Yen)	March 31, 2009	March 31, 2008(*)
Shareholders’ Equity
Common Stock	339,626	337,543
Capital Surplus:
Capital reserve	365,909	363,833
Other capital surplus	—	133

Total Capital Surplus	365,909	363,966
Retained Earnings
Legal reserve	27,745	27,745
Other retained earnings:
General reserve	176,851	176,851
Special reserve	1,619	1,619
Reserve for loss on overseas investments	—	8,424
Reserve for tax-deductible write-down of tangible assets	544	659
Retained earnings—carry forward	64,389	223,555

Total Retained Earnings	271,149	438,856
Treasury Stock	(5,491)	(4,959)

Total Shareholders’ Equity	971,194	1,135,407
Valuation and Translation Adjustments
Net unrealized gain on available-for-sale securities	26,614	82,288
Deferred gain on derivatives under hedge accounting	16,312	13,364

Total Valuation and Translation Adjustments	42,926	95,653

Total Equity	1,014,121	1,231,061

Total Liabilities and Equity	¥4,665,056	¥5,231,618

(*)	Supplementary Information

●	STATEMENTS OF OPERATIONS

(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Sales	¥11,130,100	¥12,291,218
Cost of sales	10,959,779	12,079,314

Gross Profit	170,320	211,903
Selling, general and administrative expenses	196,232	201,533

Operating Profit (Loss)	(25,911)	10,370
Non-Operating Income
Interest income	12,113	16,966
Dividend income	158,665	272,308
Other	10,721	9,919

Total non-operating income	181,500	299,194
Non-Operating Expenses
Interest expense	35,508	41,664
Foreign exchange loss	45,202	—
Other	22,984	14,040

Total non-operating expenses	103,694	55,705

Ordinary Profit	51,893	253,859
Extraordinary Gains
Gain on sales of tangible assets	1,156	131
Gain on sales of investments in securities and subsidiaries and associated companies	41,459	64,559
Gain on reversal of provision for doubtful receivables	606	958
Transfer income adjustment	1,600	—

Total extraordinary gains	44,823	65,649
Extraordinary Losses
Loss on sales of tangible assets	773	525
Impairment losses	338	15,763
Loss on sales of investments in securities and subsidiaries and associated companies	3,475	863
Loss on write-down of investments in securities and subsidiaries and associated companies	172,360	43,715
Provision for doubtful receivables from securities and subsidiaries and associated companies	5,285	5,097
Provision for the obligation for guarantees and commitments	9,634	2,482

Total extraordinary losses	191,867	68,448

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(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Income (Loss) before Income Taxes	(95,150)	251,059
Income taxes (refund)—current	(23,236)	63,765
Income taxes (refund)—assessed for previous fiscal year	(5,110)	8,731
Income taxes—deferred	13,526	20,657

Net Income (Loss)	¥(80,329)	¥157,905

(*)	Supplementary information

●	STATEMENT OF CHANGES IN EQUITY

(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Shareholders’ equity
Common stock
Balance at the end of previous period	¥337,543	¥323,212
Changes of items during the period
New share issuance	2,082	14,331

Total changes of items during the period	2,082	14,331

Balance at the end of current period	339,626	337,543

Capital surplus
Capital reserve
Balance at the end of previous period	363,833	349,547
Changes of items during the period
New share issuance	2,076	14,285

Total changes of items during the period	2,076	14,285

Balance at the end of current period	365,909	363,833

Other capital surplus
Balance at the end of previous period	133	73
Changes of items during the period
Disposal of treasury stock	(133)	60

Total changes of items during the period	(133)	60

Balance at the end of current period	—	133

Total capital surplus
Balance at the end of previous period	363,966	349,620
Changes of items during the period
New share issuance	2,076	14,285
Disposal of treasury stock	(133)	60

Total changes of items during the period	1,942	14,345

Balance at the end of current period	365,909	363,966

Retained earnings
Legal reserve
Balance at the end of previous period	27,745	27,745
Changes of items during the period

Total changes of items during the period	—	—

Balance at the end of current period	27,745	27,745

Other retained earnings
General reserve
Balance at the end of previous period	176,851	176,851
Changes of items during the period

Total changes of items during the period	—	—

Balance at the end of current period	176,851	176,851

Special reserve
Balance at the end of previous period	1,619	1,619
Changes of items during the period

Total changes of items during the period	—	—

Balance at the end of current period	1,619	1,619

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(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Reserve for loss on overseas investments
Balance at the end of previous period	8,424	3,716
Changes of items during the period
Addition to reserve for loss on overseas investments	—	5,295
Reversal of reserve for loss on overseas investments	(8,424)	(588)

Total changes of items during the period	(8,424)	4,707

Balance at the end of current period	—	8,424

Reserve for tax-deductible write-down of tangible assets
Balance at the end of previous period	659	1,402
Changes of items during the period
Reversal of reserve for tax-deductible write-down of tangible assets	(115)	(742)

Total changes of items during the period	(115)	(742)

Balance at the end of current period	544	659

Retained earnings-carry forward
Balance at the end of previous period	223,555	141,691
Changes of items during the period
Addition to reserve for loss on overseas investments	—	(5,295)
Reversal of reserve for loss on overseas investments	8,424	588
Reversal of reserve for tax-deductible write-down of tangible assets	115	742
Cash dividends	(87,317)	(72,076)
Net income (loss)	(80,329)	157,905
Disposal of treasury stock	(58)	0

Total changes of items during the period	(159,165)	81,863

Balance at the end of current period	64,389	223,555

Total retained earnings
Balance at the end of previous period	438,856	353,027
Changes of items during the period
Cash dividends	(87,317)	(72,076)
Net income (loss)	(80,329)	157,905
Disposal of treasury stock	(58)	—

Total changes of items during the period	(167,706)	85,828

Balance at the end of current period	271,149	438,856

Treasury stock
Balance at the end of previous period	(4,959)	(3,297)
Changes of items during the period
Acquisition of treasury stock	(1,518)	(1,756)
Disposal of treasury stock	986	95

Total changes of items during the period	(532)	(1,661)

Balance at the end of current period	(5,491)	(4,959)

Total shareholders’ equity
Balance at the end of previous period	1,135,407	1,022,563
Changes of items during the period
New share issuance	4,158	28,616
Cash dividends	(87,317)	(72,076)
Net income (loss)	(80,329)	157,905
Acquisition of treasury stock	(1,518)	(1,756)
Disposal of treasury stock	794	155

Total changes of items during the period	(164,212)	112,844

Balance at the end of current period	971,194	1,135,407

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(Millions of Yen)	Year ended March 31, 2009	Year ended March 31, 2008(*)
Valuation and translation adjustments
Net unrealized gain on available-for-sale securities
Balance at the end of previous period	82,288	212,478
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	(55,674)	(130,189)

Total changes of items during the period	(55,674)	(130,189)

Balance at the end of current period	26,614	82,288

Deferred gain(loss) on derivatives under hedge accounting
Balance at the end of previous period	13,364	(1,642)
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	2,947	15,007

Total changes of items during the period	2,947	15,007

Balance at the end of current period	16,312	13,364

Total valuation and translation adjustments
Balance at the end of previous period	95,653	210,835
Changes of items during the period
Net changes during period of items in valuation and translation adjustments	(52,726)	(115,182)

Total changes of items during the period	(52,726)	(115,182)

Balance at the end of current period	42,926	95,653

Total equity
Balance at the end of previous period	1,231,061	1,233,398
Changes of items during the period
New share issuance	4,158	28,616
Cash dividends	(87,317)	(72,076)
Net income (loss)	(80,329)	157,905
Acquisition of treasury stock	(1,518)	(1,756)
Disposal of treasury stock	794	155
Net changes during period of items in valuation and translation adjustments	(52,726)	(115,182)

Total changes of items during the period	(216,939)	(2,337)

Balance at the end of current period	1,014,121	1,231,061

(*)	Supplementary information

Notes to Non-Consolidated Financial Statements (Year ended March 31, 2009)

Significant Accounting Policies

(1)	Securities are classified and accounted for as follows: Trading securities are stated at market value, whose costs of sales are determined by the moving average method. Held-to-maturity debt securities, which are expected to be held to maturity, are stated at amortized cost, determined by the straight-line method.

Investment in subsidiaries and associated companies are stated at cost, determined by the moving-average method.

Marketable available-for-sale securities, whose costs of sales are determined by the moving-average method, are reported at market value at year-end, with unrealized gains and losses reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method.

Except for trading securities, those securities, whose market value or equity in net assets is materially lower than carrying value on and around the balance sheet date; are devaluated after determining whether the value could be recoverable.

(2)	Derivatives are stated at fair value. Cash in trusts for trading purposes are also stated at fair value.

(3)	Inventories are stated at cost. Cost is determined principally by the specific identification method and, for certain items, by the moving-average method or the first-in, first-out method. The balance sheet amount is calculated reducing book value when the contribution of inventories to profitability declines. Inventories for trading purpose are stated at market value.

(4)	Depreciation of tangible fixed assets is computed using the declining-balance method. Depreciation of buildings (excluding equipment and fixtures) acquired on or after April 1, 1998, is computed using the straight-line method. The estimated useful lives for the majority of tangible fixed assets are as follows: Leased-out Property: 2-51 years; Buildings: 2-50 years; Tools, Furniture and Fixtures: 2-20 years.

Depreciation of intangible fixed assets is computed using the straight-line method. Software for the Company’s own use is amortized based on the straight-line method over the period it can be used (five years in principle).

Lease assets are included in each fixed assets item and the depreciation of them is computed using the straight-line method over the lease period.

(5)	Specific costs, which may be capitalized as deferred charges, are principally charged to costs when incurred.

(6)	To provide for possible losses on collection, the allowance for doubtful receivables that is set aside for receivables in general is computed using the actual ratio of bad debts. For certain receivables, the amount deemed unrecoverable is set aside in the allowance on an individual basis.

The liability for retirement benefits is recorded based on projected benefit obligations and plan assets at the balance sheet date with the Corporate Pension Fund plan and other retirement benefit plans.

Unrecognized prior service cost is amortized over seven years from the date of the revision of the pension plan, which is within the average remaining service period of employees. The unrecognized actuarial gain or loss that arose in the current year is amortized over seven years starting with the following fiscal year, which is within the average remaining service period of employees.

To provide for contingent losses on the obligation for guarantees and commitments to subsidiaries, etc an amount is set aside as deemed necessary, considering the financial position of the indemnities.

(7)	Receivables and Payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates on the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement.

(8)	For derivatives which meet hedge accounting criteria, except for available-for-sale securities, gains or losses on derivatives are deferred until realization of the hedged items. For derivatives which meet hedge accounting criteria for available-for-sale securities, fair value hedge accounting is applied.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential paid or received under the swap agreements is recognized on an accrual basis and included in interest expense or income. Foreign currency forward exchange contracts to hedge monetary assets and liabilities denominated in foreign currencies are stated at fair value accounted for under the principle method of the Accounting Standards for Financial Instruments.

The Company enters into derivative financial instruments transactions and foreign currency borrowings to hedge foreign exchange risk associated with monetary assets and liabilities denominated in foreign currencies and forward contract of trade, etc and interest rate risk in the course of business activities and market risk of commodities and trading contracts.

Apart from trading transaction risks, market volatility risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business are hedged using derivative financial instruments, considering the specific risk characteristics based on internal risk control policies.

The effectiveness between the hedging instruments and the hedged items is evaluated considering individual transactions’ characteristics.

(9)	All transactions are accounted for net of consumption taxes.

Finance lease transactions which started on or before March 31, 2008, except those where the ownership of the property transfers to the lessee, are accounted for as operating leases. (Interim measure)

During the year ended March 31, 2009, the company has received the approval notice of consolidated taxation system from the period starting on April 1, 2009 from the tax authorities. For tax-effect accounting purpose, the recoverability of deferred tax assets is determined based on the estimated consolidated taxable income in future period.

Changes in Accounting Policies

1.	Accounting Standard for Measurement of Inventories

During the year ended March 31, 2009, the Company has adopted “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan (ASBJ) Statement No. 9).

The effect of adoption of this statement was immaterial.

2.	Accounting Standard for Lease Transactions

During the year ended March 31, 2009, the Company has adopted “Accounting Standard for Lease Transactions” (ASBJ Statement No. 13) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No. 16).

The effect of adoption of this statement was immaterial.

Change in Presentation

“Foreign exchange loss” which was included in “Other” in previous years has been presented as a separate item in this fiscal year due to an increase of materiality.

The amount of Foreign exchange loss in the previous year was ¥2,698 million.

Notes to the Balance Sheet

(1) Assets pledged as security and related liabilities (Unit: Millions of Yen)

Assets pledged as security		Details
Type	Book Value at End of Period	For Long-Term Borrowings (See Note 1)	As Security for Trading Contracts	For Guarantees
Deposits	193	—	193	—
Accounts Receivable	3,362	3,362	—	—
Land, Timberland and Timber	572	572	—	—
Investments in Securities, Investment in Subsidiaries and Associated Companies, and Ownership	30,585	17,237	9,118	4,229
Long-Term Loans Receivable	8,636	8,636	—	—

Total	43,349	29,808	9,311	4,229

Note 1: Corresponds to the long-term borrowing secured of ¥28,869 million.

Note 2: In addition to the above, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, were ¥79,087 million

(2)	Monetary assets held as security from others, for which the Company has free disposal rights: ¥5,748 million
(3)	Accumulated depreciation of tangible assets: ¥87,813 million

(4)	Contingent liabilities

(1) Guarantee (Unit: Millions of Yen)

The guaranteed	Amount of guarantee (Note 1)
1. Guarantees related to trading partner bank borrowings, trade payable and other
Clio Marine Inc.	163,471
Mitsui & Co., Energy Risk Management Ltd.	99,495
Mitsui Sakhalin Holdings B.V.	76,542
Mitsui Oil (Asia) Hong Kong Ltd.	48,394
Mitsui Raw Materials Development Pty. Ltd.	42,208
P.T. Bussan Auto Finance	39,729
Lepta Shipping Co., Ltd.	38,093
Mitsui & Co. Financial Services (Europe) B.V.	28,644
Paiton Power Financing B.V.	28,002
Mitsui Bussan Inter-Fashion Ltd.	27,760
Other-226 companies	471,277

Sub-total (See Note 2)	1,063,615
2. Guarantees related to bank borrowings of overseas trading subsidiaries
Mitsui & Co., (Middle East) B.S.C.(c)	328,540
Mitsui & Co. (U.S.A), Inc.	178,276
Other-6 overseas trading subsidiaries	14,882

Sub-total (See Note 3)	575,698

Grand total	1,639,313

Note 1:	For joint guarantee agreements with two or more guarantors or guarantee agreements with re-guarantees by other companies, the amounts presented above only include the portion which the Company bears under such agreements.

Note 2:	Commitments and other letters similar to guarantees amounting to ¥5,645 million are included.

Note 3:	Commitments and other letters similar to guarantees amounting to ¥126,312 million are included.

Note 4:	Presented above are subsidiaries and associated companies whose guarantee fee amounts and their payment conditions have been determined individually considering their business substance.

(2) Notes receivable discounted amount to ¥34,779 million

Export bills of exchange under letters of credit, discounted at intermediary banks but not yet paid by the banks extending the letters of credit, of ¥30,660 million, are included in notes receivable discounted.

(3) Other

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the end of June 2006, 2007 and 2008, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000, 2001 and 2002. Based on the notices of tax assessment, the taxable incomes were corrected by ¥4,863 million, ¥8,224 million and ¥10,039 million, and additional tax liabilities for income taxes were ¥2,375 million, ¥3,686 million and ¥4,653 million, respectively. The Company has paid the additional taxes. The Company disagreed with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

On December 3, 2008, the Company received a notice from the National Tax Agency of Japan that the mutual agreement procedure was settled and received a notice of the reduced tax assessment from the Tokyo Regional taxation Bureau. The company received the refund tax on December 4, 2008. Also, an associated company which is an operating company of the LNG Project received a notice from the Australian tax authority that the mutual agreement procedure was settled, and the related income adjustment was settled.

The company recorded the income adjustment as “Transfer Income Adjustment”. The tax payments / refund and the reversal of the estimated amount of additional tax liabilities are presented net as “Income Taxes(refund)—Assessed for previous fiscal year”.

(5)	Receivables from and payables to subsidiaries and associated companies:

Short-term receivables: ¥452,664 million	Long-term receivables: ¥130,531 million
Short-term payables: ¥171,198 million	Long-term payables: ¥2,972 million

Notes to the Statement of Operations

(1)	Transactions with subsidiaries and associated companies:

Sales:	¥2,059,288 million
Purchases:	¥3,638,223 million
Other non-operating transactions:	¥149,219 million

(2)	Impairment losses

The Company has recorded an Impairment Loss on Fixed Assets as an extraordinary item for certain properties in 2 locations (mainly in and around the capital region) which have suffered continuous declines in land prices and also for a trademark right related to a business from which the Company has decided to exit, as the carrying value of the assets exceeds its recoverable value. The Impairment Loss consists of Leased-out property of ¥319 million; and Trademark rights of ¥18 million. Recoverable values are mainly calculated according to net saleable value based on similar market transactions.

(3)	Loss on sales of investments in securities and subsidiaries and associated companies

The amount of Loss on sales of investments in securities and subsidiaries and associated companies includes loss on a share-for-share deal amounting to ¥57 million, where the Company obtained non-affiliated equity securities for securities of subsidiaries and associated companies under a business combination.

(4)	Provisions for the obligation for guarantees and commitments

Includes ¥9,655 million related to subsidiaries and associated companies.

Notes to the Statement of Changes in Equity

New share issuance

New share issuance has been caused by the conversions of convertible bonds.

Numbers of treasury stock as of the ended of fiscal year end

Common stock                            3,551,503 shares

Tax-Effect Accounting

The principal items, which comprise deferred tax assets and deferred tax liabilities, were as follows:

(Millions of Yen)

Deferred tax assets
Allowance for doubtful receivables	18,207
Impairment loss of investments in securities, subsidiaries and associated companies	91,395
Impairment loss of fixed assets	5,112
Impairment loss of real estates for sale and lease-out	3,188
Devaluation loss in inventories	2,735
Accrued bonuses	7,486
Undistributed earnings of tax-haven subsidiaries	7,837
Others	17,357

Subtotal deferred tax assets	153,317
Valuation allowance	(121,443)

Total deferred tax assets	31,874
Deferred tax liabilities
Net unrealized gain on available-for-sale securities	18,268
Deferred gain on derivatives under hedge accounting	11,336
Gain on contribution of securities to retirement benefit trust	2,684
Others	2,888

Total deferred tax liabilities	35,176

Net deferred tax liabilities	¥3,302

Leased Fixed Assets

Significant off-balance leased assets include computer equipment and buildings used for distribution & delivery centers.

Transactions with Related Parties

Company Name: Mitsui & Co. Financial Services Co., Ltd.

Relationship: Subsidiary

Ownership of Voting Shares: 100% direct ownership

Relationship with Related Parties: Dispatching directors, and providing finance

Transaction Content: Loans

Transaction Amount: ¥477,690 million

Amount as of the current fiscal year: Short-term loans receivable ¥17,797 million. Long-term loans receivable ¥25,932 million

Transaction Conditions and Transaction Policy: Financing condition is determined considering market interest rates, with repayment terms of short-term loan receivables set at approximately one to two months.

Company Name: Valepar S.V.

Relationship: associated company

Ownership of Voting Shares: 18.24% direct ownership

Relationship with Related Parties: Dispatching directors

Transaction Content: Underwriting of capital increase

Transaction Amount: ¥78,370 million

Transaction Conditions and Transaction Policy: Transaction conditions were determined considering the terms of the public stock offering planned by Companhia Vale do Rio Doce, of which Valepar S.V. is a shareholder.

Per Share Information

Equity per Share	¥556.78
Basic Net Loss per Share	¥(44.13)

Note:	Even though dilutive potential shares exist, diluted earnings per share is not disclosed due to the Company’s net loss position.

Significant Subsequent Events

There are no material subsequent events to be disclosed.

Business Combinations

1. The following business combinations have occurred, which were mainly accounted for as entities under common control.

(Business combination during the fiscal year ended March 31, 2009)

Name of surviving company, etc	Names of companies related to business combinations, etc	Category of business combinations	Summary of business combinations

Mitsui & Co. Steel Ltd.

1. Mitsui & Co. Steel Ltd.

(in which the Company holds 100% of voting shares.)

2. SINTSUDA CORPORATION

(in which the Company holds 100% of voting shares.)

3. Mitsui & Co. Stainless and Special Steel Ltd.

(in which the Company holds 100% of voting shares.)

4. Mitsui Bussan Plate Processing Corporation

(in which the Company holds 100% of voting shares.)

		Merger	They merged on April 1, 2008 in order to reinforce trading, marketing and distribution of steel products focusing on Japanese domestic market and achieve greatest business efficiencies.

Mitsui Bussan Metals Co., Ltd.	1. Mitsui Bussan Raw Materials Development Corporation (in which the Company holds 100% of voting shares.) 2. Mitsui Bussan Metals Sales Co., Ltd. (in which the Company holds 100% of voting shares.)	Merger	They merged on April 1, 2008 in order to enhance its sales and marketing performance in all mineral & metal businesses through its nationwide network, and reinforce its business control.

Mitsui Rail Capital Europe B.V.	1. Mitsui Rail Capital Europe B.V. (in which the Company holds 75% of voting shares.) 2. MRCE Dispolok GmbH (in which the Company holds 75% of voting shares.)	Contribution in-kind	The Company made a contribution in-kind of share for MRCE Dispolok GmbH, in which the Company holds 75% of voting shares and Mitsui & Co. Europe Holdings Plc. holds the rest, to Mitsui Rail Capital Europe B.V. in which the Company holds 75% of voting shares and Mitsui & Co. Europe Holdings Plc. holds the rest, on April 1, 2008 in order to achieve greatest business efficiencies and expand locomotive leasing business.

Name of surviving company, etc	Names of companies related to business combinations, etc	Category of business combinations	Summary of business combinations

Mitsui Bussan Plastics Trade Co., Ltd.

1. Mitsui Bussan Plastics Co., Ltd.

(in which the Company holds 100% of voting shares.)

2. Mitsui Bussan Plastics Kansai Co. Ltd.

(in which the Company holds 100% of voting shares.)

3. Nippon Trading Co., Ltd.

(in which the Company holds 100% of voting shares.)

		Merger	They merged on April 1, 2008 in order to reinforce trading, marketing and distribution of plastics and chemical products and achieve greatest business efficiencies.

T-Gaia Corp.

1. Telepark Corp.

(which is listed on the 1st. Section of Tokyo Stock Exchange, in which the Company holds 41.854% of voting shares.)

2. MS Communications Co., Ltd.

(in which the Company holds no voting shares.)

		Merger	They merged on October 1, 2008 in order to expand scale of operation and strengthen revenue base in the mobile phone sales market.

(Figures presented in the balance sheet, the statement of income, statement of changes in equity, and notes are displayed following rounding down to the nearest million yen.)

(Translation)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 13, 2009

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Designated Partner, Engagement Partner,

Certified Public Accountant:

Junichi Fujii

Pursuant to fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2009 of Mitsui & Co., Ltd. and subsidiaries (“the Company”), and the related statements of consolidated income and consolidated shareholders’ equity and the related notes for the fiscal year from April 1, 2008 to March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement and supplementary schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of their operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first paragraph of Article 120 of the Ministerial Ordinance of the Companies Accounting. (Refer to Notes to the Consolidated Financial Statements, Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements, 2. Summary of Significant Accounting Policies, (1) Basis of consolidated financial statements).

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

INDEPENDENT AUDITORS’ REPORT (COPY)

INDEPENDENT AUDITORS’ REPORT (COPY)

May 13, 2009

To the Board of Directors of Mitsui & Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner,

Certified Public Accountant:

Katsuji Hayashi

Designated Partner, Engagement Partner,

Certified Public Accountant:

Hidehiko Yuki

Designated Partner, Engagement Partner,

Certified Public Accountant:

Keiji Nakae

Designated Partner, Engagement Partner,

Certified Public Accountant:

Junichi Fujii

Pursuant to first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2009 of Mitsui & Co., Ltd. (the “Company”), and the related statements of operations and changes in equity, and the related notes for the 90th fiscal year from April 1, 2008 to March 31, 2009, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of its operations for year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Act.

The above represents a translation, for convenience only, of the original report issued in the Japanese language, and “the accompanying supplement schedules” referred to in this report are not included in attached financial documents.

CORPORATE AUDITORS’ REPORT

(Translation)

Having examined the Directors’ performance of their duties during the 90th fiscal year from April 1, 2008, to March 31, 2009, we, the Board of Corporate Auditors, make this report as follows, based upon discussion on the basis of the auditor’s reports submitted by the respective Corporate Auditors:

1. METHODS AND SUBSTANCE OF AUDIT BY CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors decided upon auditing policies, allocation of work duties, etc., received a report on the auditing work performed and its results from each Corporate Auditor, and received a report on their status of work executed from the Directors and the Independent Auditors and requested their explanations as necessary.

While conforming to the auditing standards as decided by the Board of Corporate Auditors, the auditing policies, the allocation of duties, etc., each Corporate Auditor endeavored to facilitate mutual understanding with the Directors, the internal auditing division, other employees and Independent Auditors endeavored to collect information and to improve the auditing environment, attended the meetings of the Board of Directors and other important meetings, received a report on their status of work executed from the Directors and the employees and requested their explanations as necessary, inspected material internal decision-making documents, etc., and investigated the status of operations and assets of the headquarters and major business sites. In addition, audit was conducted of the substance of decisions made by the Board of Directors with regard to “Necessary systems to ensure appropriate operations” (pursuant to Article 362(4) (6) of the Companies Act of Japan) and of the status of the systems actually developed on the basis of the said decisions (the “internal control systems”). With regard to subsidiaries, we endeavored to facilitate mutual understanding and exchanging of information with their directors, corporate auditors, etc., and collected reports on their business as necessary. Based on the above methods, the business report and its supplementary schedules for the relevant fiscal year were examined.

In addition, we examined whether the independence of the Independent Auditors was maintained and whether appropriate audit was being undertaken, received reports from the Independent Auditors on the status of operations, and requested explanations as necessary. We also received reports from the Independent Auditors that “Necessary systems to ensure appropriate execution of operations” (pursuant to Article 131 of the Corporate Accounting Regulations of Japan) was duly developed in line with “Quality control standards for auditing” (issued by the Japan Corporate Accounting Council on October 28, 2005), and requested explanations as necessary. based on the above methods, we examined the financial statements for the relevant fiscal year (the balance sheet, the statements of income, the changes in shareholders’ equity and the notes to non-consolidated financial statements) and their supplementary schedules and then the consolidated financial statements for the relevant fiscal year (the consolidated balance sheet, the statements of consolidated income, the statements of consolidated shareholders’ equity and the notes to consolidated financial statements).

As regards the internal control systems related to the financial report, the necessary explanations on the evaluation of the internal control systems and the status of the survey were provided by the Directors and others, and auditors of Deloitte Touche Tohmatsu as required.

2. RESULTS OF AUDIT

(1)	Results of examination of the business report, etc.

	In our opinion, the business report and its supplementary schedules are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation of the Company and fairly present the state of the Company’s affairs.

‚	We have found no misconduct or no material fact constituting a violation of any applicable laws and regulations of Japan or the Articles of Incorporation in connection with the Directors’ performance of their duties

ƒ	In our opinion, the substance of the decisions made by the Board of Directors with regard to the internal control systems is appropriate. Further, we find no matters that require noting with regard to the Directors’ performance of their duties in connection with the internal control systems. As mentioned in the business report, it was discovered that a business division of Kyushu Branch had been involved in circular transactions that included certain fictitious transactions and further that a business division of Performance Chemicals Business Unit was engaged in irregular transactions, while in fact they did not involve any physical distribution of the merchandised. The company has determined to thoroughly raise awareness of compliance among all employees throughout the Group and to steadily implement preventative measures established to include a more thorough management of the sales field, a strengthening of control of the business process and the promotion of flexible use of human resources.

(2)	Results of examination of the financial statements and their supplementary schedules

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu, are appropriate.

(3)	Results of examination of the consolidated financial statements

In our opinion, the auditing methods used and the conclusions reached by the Independent Auditors, Deloitte Touche Tohmatsu, are appropriate.

May 14, 2009

Board of Corporate Auditors

Mitsui & Co., Ltd.

Corporate Auditor (full time)	Satoru Miura
Corporate Auditor (full time)	Tasuku Kondo
Corporate Auditor (full time)	Motonori Murakami
Corporate Auditor	Ko Matsukata
Corporate Auditor	Hideharu Kadowaki
Corporate Auditor	Naoto Nakamura
Corporate Auditor	Kunihiro Matsuo

Note: Ko Matsukata, Hideharu Kadowaki, Naoto Nakamura and Kunihiro Matsuo are external Corporate Auditors

The above represents a translation, for convenience only, of the original report issued in the Japanese language.